EXHIBIT 99.2

For Immediate Release 22-47-TR	Date:	July 26, 2022

Teck Reports Unaudited Second Quarter Results for 2022

Fourth consecutive record quarter

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited second quarter results for 2022.

“This marks Teck’s fourth consecutive quarter of record-setting EBITDA and profitability, driven by strong commodity prices in the quarter, which enabled us to complete $572 million in share buybacks and pay down a further US$650 million in outstanding debt,” said Don Lindsay, President and CEO. “Our solid operational performance, strong balance sheet and $8.4 billion in liquidity all put Teck on a very strong footing as we manage through inflationary pressures and a slowdown in the global economy.”

Highlights

•	Adjusted profit attributable to shareholders[1] was a quarterly record $1.8 billion or $3.30 per share in Q2 2022 and more than five times higher than the same period last year.
•	Profit attributable to shareholders was a quarterly record of $1.7 billion or $3.12 per share in Q2 2022.
•	Adjusted EBITDA[1] was a quarterly record $3.3 billion in Q2 2022 and more than three times higher than the same period last year. Profit before tax was a record $2.7 billion in Q2 2022.
•	We generated cash flow from operations of $2.9 billion in Q2 2022, purchased US$650 million of our outstanding term notes and ended the quarter with a cash balance of $2.7 billion. As at July 26, 2022, our liquidity is $8.4 billion, including $3.3 billion of cash.
•	In Q2 2022, we completed $572 million in Class B subordinate voting share buybacks, including US$436 million ($562 million) of the US$500 million previously announced in April and the remaining $10 million of the $100 million announced in Q1. We also returned $67 million to shareholders through dividends in the second quarter. On July 26, 2022, we declared a $0.125 per share dividend and authorized up to a US$500 million share buyback, in addition to the previously announced buybacks noted above. Additional buybacks will be considered regularly in the context of market conditions at the time.
•	At QB2, we now have approximately 13,000 workers on the project and have seen steady progress through the quarter with our focus on system completion and handover, as we continue to target first copper late this year. Our capital cost estimate, before COVID-19 impacts, remains unchanged from our Q3 2021 guidance of US$5.26 billion with up to 5% additional contingency. Our capital cost guidance for COVID-19 impacts has increased to US$1.4—$1.5 billion due to the impact of inflation on labour costs, the ultimate impacts of the Omicron wave experienced in Q1 and ongoing inefficiencies including as a result of COVID-19 related absenteeism, which continues to run approximately 10%. We continue to target first copper from Line 1 in the later part of this year, however, if COVID-19 absenteeism and related vendor specialty craft availability continue into the fourth quarter, this may be delayed into January 2023.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

•	Our copper business unit gross profit increased 5% from a year ago, supported by an average realized copper price of US$4.28 per pound and copper sales volumes of 75,800 tonnes.
•	Our zinc business unit gross profit more than doubled from a year ago, supported by an average realized zinc price of US$1.79 per pound and quarterly zinc in concentrate sales volumes of 55,800 tonnes. In July, we reached a five-year collective agreement at our Trail Operations.

Note:

1.	This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

•	Record high realized steelmaking coal prices of US$453 per tonne drove a $2.3 billion gross profit increase in our steelmaking coal business unit, compared to the same period last year. Strong supply chain performance through our upgraded Neptune port enabled the rapid reduction of record-high inventory levels from early 2022, allowing us to capitalize on high steelmaking coal prices in the quarter. As the cornerstone of our supply chain transformation, our upgraded Neptune port supported improved supply chain reliability and resilience, avoiding the potential loss in revenue in excess of $1 billion since July 2021.
•	While our underlying key mining drivers remain relatively stable, like others in the industry, we continue to face inflationary cost pressures. Inflationary pressures have increased our operating costs by 14% compared to the same period last year, of which approximately half relates to an increase in diesel costs.
•	We set a goal to be a nature positive company by 2030, including through conserving or rehabilitating at least three hectares of land for every one hectare of land affected by our mining operations.

Financial Summary Q2 2022

Financial Metrics (CAD$ in millions, except per share data)	Q2 2022	Q2 2021
Revenue	$5,787	$2,558
Gross profit	$3,288	$689
Gross profit before depreciation and amortization[1]	$3,740	$1,059
Profit before taxes	$2,663	$469
Adjusted EBITDA[1]	$3,290	$989
Profit attributable to shareholders	$1,675	$260
Adjusted profit attributable to shareholders[1]	$1,772	$339
Basic earnings per share	$3.12	$0.49
Diluted earnings per share	$3.07	$0.48
Adjusted basic earnings per share[1]	$3.30	$0.64
Adjusted diluted earnings per share[1]	$3.25	$0.63

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	We now have approximately 13,000 workers on the project, despite the impact COVID-19 continues to have on workforce absenteeism;

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•	Focus continues to be on system completion and handover;

•	We have completed construction of the 220kV Transmission System;

•	We are continuing sequential energization of electrical substations;

•	We have commenced pumping of seawater into the pretreatment area of the desalination plant for commissioning;

•	We have completed the starter dam to its design elevation;

•	Our capital cost estimate, before COVID-19 impacts, remains unchanged from our Q3 2021 guidance of US$5.26 billion with up to 5% additional contingency;

•	Our capital cost guidance for COVID-19 impacts has increased to US$1.4—$1.5 billion due to the impact of inflation on labour costs, the ultimate impacts of the Omicron wave experienced in Q1 and ongoing inefficiencies including as a result of COVID-19 absenteeism, which continues to run approximately 10%; and

•	We continue to target first copper from Line 1 in the later part of this year, however, if COVID-19 absenteeism and related vendor specialty craft availability continue into the fourth quarter, this may be delayed into January 2023.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

Safety and sustainability leadership

•	Our High Potential Incident Frequency remained low at a rate of 0.10 in the first half of 2022.

•	We announced a Carbon Capture Utilization and Storage pilot project at our Trail Operations, which supports Teck's Net Zero Climate Change Strategy including our goal to reduce the carbon intensity of our operations by 33% by 2030 and achieve net-zero emissions by 2050.

•	We were named to the Best 50 Corporate Citizens in Canada ranking as one of the top 50 companies in Canada for corporate citizenship for the 16th consecutive year.

Guidance

•	We have updated our 2022 annual guidance for unit costs across our business units, as well as steelmaking coal production volumes, steelmaking coal capital expenditures, and COVID-19 capital cost guidance for QB2, as outlined in summary below. Our usual guidance tables, including three-year production guidance, can be found on pages 31—35.

•	Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs by 14% compared to the same period last year, approximately half of which relates to diesel costs at our operations and in our transportation costs. Diesel prices have increased by 75% compared to the same period last year. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost guidance through 2022.

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2022 Guidance – Summary	Previous	Change	Current
Production Guidance
Copper (000’s tonnes)	273 - 290	—	273 - 290
Zinc (000’s tonnes)	630 - 665	—	630 - 665
Refined zinc (000’s tonnes)	270 - 285	—	270 - 285
Steelmaking coal (million tonnes)	24.5 - 25.5	(1.0) - (1.5)	23.5 - 24.0
Bitumen (million barrels)	12.0 - 14.4	—	12.0 - 14.4
Sales Guidance – Q3 2022
Red Dog zinc in concentrate sales (000’s tonnes)			215 - 240
Steelmaking coal sales (million tonnes)			5.8 - 6.2
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.40 - 1.50	0.08 - 0.08	1.48 - 1.58
Zinc net cash unit costs (US$/lb.)[1]	0.32 - 0.38	0.05 - 0.05	0.37 - 0.43
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	79 - 83	8 - 9	87 - 92
Steelmaking coal transportation costs (CAD$/tonne)	43 - 46	—	43 - 46
Bitumen adjusted operating costs (CAD$/barrel)[1]	28 - 32	5 - 4	33 - 36

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Management's Discussion and Analysis

This management’s discussion and analysis is dated as at July 26, 2022 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and six months ended June 30, 2022 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2021. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2021, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	The Board of Directors of Teck announced today that – as the culmination of a multi-year succession process – Don Lindsay has informed them of his intention to retire as President and CEO of Teck effective as of September 30, 2022. Teck’s Board has unanimously appointed Jonathan Price to succeed Don as Chief Executive Officer and Harry “Red” Conger as President and Chief Operating Officer, also effective September 30, 2022. Mr. Price and Mr. Conger will also be appointed to the Board. Crystal Prystai, currently Vice President and Corporate Controller, will serve as interim Chief Financial Officer, effective immediately, while a search to identify a new CFO is undertaken.

•	Profitability in the second quarter improved significantly from a year ago primarily due to continued record high steelmaking coal prices and, to a lesser extent, increased sales volumes across our business units and the weakening of the Canadian dollar. These items were partially offset by an increase in unit operating costs primarily due to higher diesel costs, profit-based compensation and royalties, and inflationary cost pressures on consumables.

•	Copper prices in the second quarter declined from the all-time quarterly record in the first quarter and were slightly lower than the same period last year at an average of US$4.32 per pound. Zinc prices averaged US$1.78 per pound in the second quarter, an increase of 35% from the same period a year ago. WTI oil prices remained at high levels due to the impact of the ongoing Russian war in Ukraine. Realized blended bitumen prices were US$98 per barrel in the second quarter, up 72% from the same period a year ago.

•	Realized steelmaking coal prices in the second quarter reached an all-time record high of US$453 per tonne, more than triple the same period last year. FOB Australia prices continued to increase in the second quarter and reached record levels, though they have since declined from these peak levels.

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Average Prices and Exchange Rates	Three months ended June 30,		Change
	2022	2021
Copper (LME cash – US$/pound)	$4.32	$4.40	(2)%
Zinc (LME cash – US$/pound)	$1.78	$1.32	35%
Steelmaking coal (realized US$/tonne)	$453	$144	215%
Blended bitumen (realized US$/barrel)	$98.42	$57.18	72%
Average exchange rate (CAD$ per US$1.00)	$1.28	$1.23	4%

•	Copper sales volumes in the second quarter were 15% higher than the same period last year partly due to the timing of shipments that shifted to the second quarter from the third quarter. Zinc in concentrate sales volumes increased 23% compared to the same period last year with strong second quarter sales volumes at Red Dog, as anticipated in our previously disclosed guidance. Steelmaking coal sales volumes of 6.3 million tonnes were similar to a year ago and within our previously disclosed guidance range for the second quarter.

•	Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs by 14% compared to the same period last year, approximately half of which relates to diesel costs at our operations and in our transportation costs. Diesel prices have increased by 75% compared to the same period last year. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, is being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost guidance through 2022.

•	In Q2 2022, we returned $67 million to shareholders through dividends. We also completed $572 million in Class B subordinate voting share buybacks, including US$436 million ($562 million) of the US$500 million previously announced in April and the remaining $10 million of the $100 million announced in Q1. Since the beginning of 2022, we have returned $404 million to shareholders through dividends and completed $662 million in Class B subordinate voting share buybacks. On July 26, 2022, we declared a $0.125 per share dividend and authorized up to a US$500 million share buyback, in addition to the previously announced buybacks noted above. We will continue to regularly consider additional buybacks in the context of market conditions at the time.

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Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the second quarter, profit attributable to shareholders was $1.7 billion, or $3.12 per share, compared to $260 million, or $0.49 per share, in the same period last year. The increase in profit compared to the same period last year is due to the reasons outlined above.

Adjusted profit attributable to shareholders1 in the second quarter, taking into account the items identified in the table below, was $1.8 billion, or $3.30 per share, compared with $339 million, or $0.64 per share, in the second quarter of 2021. The most significant second quarter adjustments to profit, reflected in the table below, are an after-tax gain of $51 million primarily relating to an increase in the rates used to discount our decommissioning and restoration provisions for closed operations, $23 million in inventory write-downs at our Trail operations due to a decrease in zinc prices at the end of the second quarter and a $46 million loss on the purchase of outstanding notes in the quarter. In addition, we recorded $37 million in after-tax expenses as a result of the impact of interest rate changes on the valuation of the preferential dividend on the shares in the QB2 project company held by ENAMI.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit attributable to shareholders	$1,675	$260	$3,246	$565
Add (deduct) on an after-tax basis:
Loss on debt purchase	46	—	46	—
QB2 variable consideration to IMSA and ENAMI	37	13	96	43
Environmental costs	(51)	44	(111)	11
Inventory write-downs (reversals)	23	—	23	(6)
Share-based compensation	6	24	88	34
Commodity derivatives	34	(20)	(3)	(5)
Other	2	18	7	23
Adjusted profit attributable to shareholders[1]	$1,772	$339	$3,392	$665

Basic earnings per share	$3.12	$0.49	$6.05	$1.06
Diluted earnings per share	$3.07	$0.48	$5.94	$1.05
Adjusted basic earnings per share[1]	$3.30	$0.64	$6.33	$1.25
Adjusted diluted earnings per share[1]	$3.25	$0.63	$6.21	$1.23

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $187 million of after-tax losses ($297 million, before tax) in the second quarter, or $0.35 per share.

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FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2022	2021	2022	2021

Revenue and profit
Revenue	$5,787	$2,558	$10,819	$5,105
Gross profit	$3,288	$689	$5,856	$1,343
Gross profit before depreciation and amortization[1]	$3,740	$1,059	$6,757	$2,091
Profit before taxes	$2,663	$469	$5,113	$970
Adjusted EBITDA[1]	$3,290	$989	$6,334	$1,956
Profit attributable to shareholders	$1,675	$260	$3,246	$565
Cash flow
Cash flow from operations	$2,921	$575	$5,244	$1,160
Property, plant and equipment expenditures	$1,091	$1,048	$1,958	$1,917
Capitalized stripping costs	$255	$175	$488	$309
Investments	$87	$50	$126	$94
Balance Sheet
Cash balances			$2,702	$312
Total assets			$49,635	$42,779
Debt and lease liabilities, including current portion			$7,534	$7,892
Per share amounts
Basic earnings per share	$3.12	$0.49	$6.05	$1.06
Diluted earnings per share	$3.07	$0.48	$5.94	$1.05
Dividends declared per share	$0.125	$0.05	$0.75	$0.10

PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal and bitumen)
Copper[2]	72	72	139	144
Zinc in concentrate	165	168	323	314
Zinc – refined	70	64	139	138
Steelmaking coal (million tonnes)	5.3	6.4	10.9	12.3
Bitumen (million barrels)[2]	3.1	1.6	6.2	3.4
Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper[2]	76	66	145	133
Zinc in concentrate	80	65	249	196
Zinc – refined	67	69	136	139
Steelmaking coal (millions tonnes)	6.3	6.2	12.3	12.4
Blended bitumen (million barrels)[2]	4.1	2.2	8.3	4.5
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.32	$4.40	$4.43	$4.12
Zinc (LME cash – US$/pound)	$1.78	$1.32	$1.74	$1.28
Steelmaking coal (realized US$/tonne)	$453	$144	$406	$138
Blended bitumen (realized US$/barrel)	$98.42	$57.18	$89.91	$52.24
Average exchange rate (CAD$ per US$1.00)	$1.28	$1.23	$1.27	$1.25

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

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BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Revenue
Copper	$973	$821	$1,903	$1,588
Zinc	633	461	1,553	1,031
Steelmaking coal	3,694	1,112	6,460	2,159
Energy	487	164	903	327
Total	$5,787	$2,558	$10,819	$5,105

Gross profit (loss)
Copper	$450	$429	$901	$795
Zinc	156	61	403	186
Steelmaking coal	2,536	233	4,316	429
Energy	146	(34)	236	(67)
Total	$3,288	$689	$5,856	$1,343

Gross profit (loss) before depreciation and amortization[1]
Copper	$559	$518	$1,115	$980
Zinc	194	96	499	267
Steelmaking coal	2,806	457	4,838	869
Energy	181	(12)	305	(25)
Total	$3,740	$1,059	$6,757	$2,091

Gross profit (loss) margins before depreciation and amortization[1]
Copper	57%	63%	59%	62%
Zinc	31%	21%	32%	26%
Steelmaking coal	76%	41%	75%	40%
Energy	37%	(7)%	34%	(8)%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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COPPER BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Copper price (realized – US$/pound)	$4.28	$4.39	$4.39	$4.14
Production (000’s tonnes)[1]	72	72	139	144
Sales (000’s tonnes)[1]	76	66	145	133
Gross profit	$450	$429	$901	$795
Gross profit, before depreciation and amortization[2]	$559	$518	$1,115	$980
Property, plant and equipment expenditures	$912	$725	$1,632	$1,288

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper business unit was $450 million in the second quarter compared with $429 million a year ago. Gross profit increased by $21 million compared with a year ago (see table below) primarily due to a 15% increase in sales volumes as a result of the timing of shipments, as well as higher contributions from by-products and the impact of the weakening Canadian dollar. These items were partially offset by higher unit operating costs and lower copper prices, compared to the same period last year.

Copper production of 71,500 tonnes in the second quarter was similar to a year ago, with increased production from Antamina offset by lower production from our Highland Valley Copper and Quebrada Blanca cathode operations, as outlined below.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2021	$429
Increase (decrease):
Copper price realized	(20)
Sales volumes	68
Unit operating costs	(53)
Labour settlement	(8)
Co-product and by-product contribution	27
Foreign exchange (CAD$/US$)	27
Depreciation	(20)
Net increase	$21
As reported in current quarter	$450

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Property, plant and equipment expenditures in the second quarter totalled $912 million, including $52 million for sustaining capital and $819 million for project development expenditures for QB2. Capitalized stripping costs were $75 million in the second quarter, $23 million higher than a year ago, as expected in the Antamina and Highland Valley Copper mine plans.

Markets

Second quarter LME copper prices remained well above historic averages despite declining towards the end of the quarter. Prices averaged US$4.32 per pound in the second quarter, 1.9% lower than the second quarter 2021 average of US$4.40 per pound and down 4.8% from the first quarter 2022 record high of US$4.53 per pound. Global demand for copper came under pressure in the second quarter, as COVID-19 lockdowns in China kept manufacturing, construction and consumer demand constrained. The Russian war in Ukraine also had an impact on automotive and manufacturing production in Europe, which is reliant on semi-fabricated goods out of that region. LME copper prices were weak towards the end of the quarter despite lower mine production out of South America, continued logistics constraints and low metal inventories. Global stocks of copper cathode on exchanges around the world remain below historic levels at 3.8 days of global consumption compared to the long-term average of 11.0 days of global consumption.

Tightness in the copper concentrate market eased in the second quarter, with spot treatment charges rising above 2022 annual contract terms early in the quarter. Several Chinese smelters scheduled maintenance or faced operational challenges during the quarter, pushing additional concentrates into the market. Copper prices on the London Metals Exchange remained above domestic Chinese prices on the Shanghai Futures Exchange (SHFE) for most of the second quarter, making imported material into China less desirable. Towards the end of the second quarter, the Chinese smelters under maintenance returned to production and COVID-19 lockdowns were relaxed while the LME price fell faster than the SHFE price, closing the arbitrage gap. With smelter demand returning and the arbitrage gap closing, concentrate imports into China rose 13% in May and are now up 6% year to date. Mine production in South America continued to struggle during the quarter with combined Chilean and Peruvian production down 4.5% year to date to May. South American mine production still has not returned to pre-COVID-19 levels with combined year to date production down 8.4% compared to 2019.

Operations

Highland Valley Copper

Copper production of 31,000 tonnes in the second quarter was 2,400 tonnes lower than a year ago, due to reduced mill throughput, partly offset by improved mill recoveries. Mill throughput was impacted by harder ore, as expected in the mine plan, as well as primary mill production time. Second quarter molybdenum production of 63,000 pounds was approximately 80% lower than a year ago, primarily due to downtime in the molybdenum leach circuit. Molybdenum production in the third quarter of 2022 is expected to increase as the inventory of unleached material is processed.

Operating costs, before changes in inventory, were $180 million in the second quarter, $19 million higher than a year ago. The increase was primarily due to higher consumables costs, most notably diesel, as well as labour costs.

Antamina

Copper production (100% basis) of 121,800 tonnes in the second quarter was 11,000 tonnes higher than a year ago, primarily due to higher copper feed grades. The mix of mill feed in the quarter was 57% copper-

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only ore and 43% copper-zinc ore, compared with 52% copper-only ore and 48% copper-zinc ore, respectively, a year ago. Zinc production (100% basis) of 97,100 tonnes in the second quarter decreased by 27,500 tonnes from a year ago primarily due to lower zinc-grade copper-zinc ore processed.

Operating costs, before changes in inventory, were US$91 million (22.5% share) in the second quarter, US$12 million higher than a year ago. The increase was primarily due to higher consumables costs, particularly diesel.

Carmen de Andacollo

Copper production of 10,700 tonnes in the second quarter was similar to a year ago, with lower mill recoveries offset by higher mill throughput.

Operating costs before changes in inventory in the second quarter of US$61 million were US$8 million higher than a year ago, primarily due to a one-time labour settlement cost of US$6 million associated with the new three-year collective agreement settled in June.

Quebrada Blanca

Copper cathode production of 2,400 tonnes in the second quarter was 600 tonnes lower than a year ago as expected in the production plan. In the second quarter, mined ore was introduced to the leach piles for the first time since 2018 and is expected to result in higher copper production through the second half of 2022.

Operating costs before changes in inventory in the second quarter were US$26 million, US$9 million higher than a year ago, primarily due to the reintroduction of mining activities.

Cost of Sales

Cost of sales was $523 million in the second quarter compared with $392 million in the same period last year. Total cash unit costs1 of product sold in the second quarter, before cash margins for by-products1, of US$2.03 per pound were US$0.23 per pound higher than the same period a year ago. This was primarily due to higher consumables costs, particularly diesel, as well as transportation costs. Cash margins for by-products1 were US$0.49 per pound compared with US$0.43 per pound in the same period a year ago due to substantially higher zinc prices.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2022	2021	2022	2021

Adjusted cash cost of sales[1]	$1.86	$1.64	$1.81	$1.61
Smelter processing charges	0.17	0.16	0.17	0.16
Total cash unit costs[1]	$2.03	$1.80	$1.98	$1.77
Cash margin for by-products[1]	(0.49)	(0.43)	(0.50)	(0.39)
Net cash unit costs[1]	$1.54	$1.37	$1.48	$1.38

12	Teck Resources Limited 2022 Second Quarter News Release

Outlook

Annual 2022 guidance for our copper business unit has been revised from our previous disclosures and is outlined in our guidance tables on pages 31—35. Our 2022 annual production guidance for our copper business unit is unchanged from our previous disclosures. We now expect 2022 net cash unit costs to be between US$1.48 and US$1.58 per pound, compared to our previously disclosed guidance of US$1.40 and US$1.50 per pound. The increase in guidance is due to sustained inflationary cost pressures on key supplies, particularly diesel, and lower by-product price forecasts, resulting in lower expected by-product credits.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Development Projects

Quebrada Blanca Phase 2

Construction on QB2 continues to progress with first copper from Line 1 targeted for late this year, however, if COVID-19 absenteeism and related vendor specialty craft availability continue into the fourth quarter, this may be delayed into January 2023. Focus going forward is on key milestones with respect to system completion and handover.

Some of the key milestones achieved since our last quarterly update include:

•	Completed construction of the 220kV Transmission System;
•	Continued sequential energization of electrical substations;
•	Commenced pumping of seawater into the pretreatment area of the desalination plant for commissioning;
•	Completion of the starter dam to its design elevation;
•	Hydrotesting of the desalinated water pipeline and pump stations surpassed 50% complete;
•	Began system turnovers to pre-operational testing at the concentrator; and
•	Completed transfer of the truck shop to operations.

As noted previously, certain non-COVID-19 cost pressures related to weather and subsurface conditions, are currently estimated to require additional contingency of up to 5% of our capital estimate of US$5.26 billion, unchanged from our Q3 2021 guidance. These conditions have impacted construction progress on the jetty and shiploader necessitating alternate concentrate shipping arrangements until the shiploader is commissioned in the first half of 2023.

COVID-19 related capital costs have experienced ongoing cost pressures as a result of three key equally-weighted factors:

1.	inflation on labour costs;
2.	the ultimate forecast impact of the Omicron wave experienced in Q1; and
3.	ongoing COVID-19 related inefficiencies including absenteeism, which continues to run approximately 10%.

13	Teck Resources Limited 2022 Second Quarter News Release

This has required additional contractual concessions to manage these impacts on the construction contractors. We are continuing to manage these costs and have put in place a variety of mitigation measures and incentives to counter the adverse effects associated with construction in this environment. Based on our current assumptions, including with respect to the CLP:USD exchange rate, we are updating our COVID-19 capital cost guidance to US$1.4—$1.5 billion from our previous forecast of US$900—$1,100 million.

We now expect to spend approximately CAD$2.7—$2.9 billion of QB2 development capital on a consolidated basis in 2022, inclusive of COVID-19 capital, up from CAD$2.2—$2.5 billion previously disclosed.

Copper Growth

Teck continues to actively advance its industry-leading copper growth portfolio. The approach is driven by balancing growth and return of capital, value-focused asset de-risking including permitting, and the optimization of funding sources.

After carefully assessing multiple configurations for the further expansion of QB beyond the construction of QB2, we have decided to study the next phase of development in the form of the Quebrada Blanca Mill Expansion (QBME) which will entail an increase in concentrator throughput of approximately 50%, with the addition of one identical, semi-autogenous grinding line. We believe this configuration optimizes the timeline to progress the development of this world-class orebody, while leveraging existing infrastructure to maximize capital efficiency. The QBME feasibility study, including all environmental baseline activities, is ongoing with completion targeted in 2023. QBME is expected to be a significant contributor to our near-term copper growth portfolio with first production targeted for 2026.

At Zafranal, for which a feasibility study has been completed, we received confirmation of SEIA admissibility and we successfully completed a comprehensive virtual public participation session in the first quarter of 2022. At San Nicolás, feasibility study work is ongoing with completion targeted in 2023. Partnering negotiations for San Nicolás are ongoing and first production is targeted for 2026. At Galore Creek, Fluor was appointed to undertake a prefeasibility study, which is ongoing with completion targeted in 2023. Strategic, technical and commercial assessments, including focused field program, permitting and community engagement work, for the advancement of NuevaUnión, Mesaba and Schaft Creek are ongoing.

On July 20, 2022, we announced an agreement with PolyMet Mining Corp (PolyMet) to form a 50:50 joint venture to advance PolyMet Mining Inc's NorthMet project and Teck's Mesaba mineral deposit. The joint venture will be named NewRange Copper Nickel LLC. Closing of the transaction will be subject to customary closing conditions, including receipt of all required regulatory approvals.

14	Teck Resources Limited 2022 Second Quarter News Release

ZINC BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Zinc price (realized – US$/pound)	$1.79	$1.32	$1.69	$1.27
Production (000’s tonnes)
Refined zinc	70	64	139	138
Zinc in concentrate[1]	143	140	275	260
Sales (000’s tonnes)
Refined zinc	67	69	136	139
Zinc in concentrate[1]	56	40	201	144
Gross profit	$156	$61	$403	$186
Gross profit before depreciation and amortization[2]	$194	$96	$499	$267
Property, plant and equipment expenditures	$47	$41	$67	$69

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $156 million in the second quarter compared with $61 million a year ago. Gross profit increased compared with a year ago (see table below) primarily due to substantially higher zinc prices as well as a 40% increase in zinc in concentrate sales volumes and higher by-product contributions, partly offset by higher royalty costs tied to increased profitability at Red Dog. In addition, we recorded an inventory write-down at Trail due to a decrease in zinc prices in June.

At our Red Dog Operations, zinc production in the second quarter increased slightly, while lead production decreased by 26% or 7,500 tonnes, compared to a year ago. At our Trail Operations, refined zinc production was 10% higher than a year ago when planned zinc roaster maintenance was performed.

15	Teck Resources Limited 2022 Second Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2021	$61
Increase (decrease):
Zinc price realized	81
Smelter processing charges	11
Sales volumes	36
Unit operating costs	(18)
Co-product and by-product contribution	30
Royalties	(24)
Inventory write-down	(32)
Foreign exchange	16
Depreciation	(5)
Net increase	$95
As reported in current quarter	$156

Property, plant and equipment expenditures in the second quarter totalled $47 million, including $37 million for sustaining capital, of which $19 million relates to our Trail Operations and $18 million which relates to Red Dog.

Markets

The refined zinc market remained tight with prices averaging the second highest level on record before declining towards the end of the second quarter. Zinc prices rose 4% and averaged US$1.78 per pound during the second quarter compared with US$1.70 per pound in the first quarter of 2022, up 35% compared to the second quarter of 2021 when prices averaged US$1.32 per pound.

The zinc concentrate market improved in the second quarter, as the Chinese COVID-19 lockdown abated and the arbitrage between LME and domestic SHFE zinc prices narrowed. Chinese domestic treatment charges continued to fall as smelters looked to maintain margins while replenishing low concentrate stock levels. European smelter production remained stable at lower levels as smelters adjusted to higher energy prices. In North America, production issues at smelters continued, along with the previously announced closure of the Flin Flon smelter in Canada, keeping the physical North American metal market tight. Spot treatment charges moved down in the quarter below average annual terms. According to CRU Group, mine production in China increased by 11% in the second quarter compared to the first quarter, but remains 7.3% below the same quarter last year and year to date production is down slightly compared to last year. Chinese smelter production grew 2.6% over the first quarter and was up 2.0% over the same period last year. On a year-to-date basis, imports of zinc concentrates into China were down 7.4% to 692,000 tonnes, but with recent weakness in the LME zinc price against the domestic Chinese zinc price, buyers have entered the spot market in June, allowing for a rebuild in domestic concentrate inventories.

Concerns over inflation, high energy prices and a possible recession have caused buyers to slow purchases and focus on adjusting inventories until clarity returns to the market. Available metal inventories on the LME have dropped to historic lows, with total LME inventories falling 61,000 tonnes in the second quarter and inventories in China decreasing by approximately 40,000 tonnes. Imports of refined metal into China fell by 92% or about 240,000 tonnes year to date as the arbitrage made it unprofitable to import metal into China.

16	Teck Resources Limited 2022 Second Quarter News Release

Operations

Red Dog

Zinc production increased to 143,800 tonnes in the second quarter compared with 140,300 tonnes a year ago, primarily due to higher zinc grades. Lead production decreased to 21,000 tonnes in the second quarter compared with 28,500 tonnes a year ago, due to lower grades, as expected in the mine plan.

Operating costs before inventory changes in the second quarter were US$104 million, US$20 million higher than a year ago primarily due to higher consumables costs, as well as higher contractor and labour costs.

Trail Operations

Refined zinc production of 70,200 tonnes in the second quarter was 6,200 tonnes higher than a year ago when planned zinc roaster maintenance resulted in lower production. Refined lead production of 18,400 tonnes in the second quarter was 700 tonnes higher than the same period last year.

Operating costs before changes in inventory in the second quarter were 4% higher than a year ago at $146 million, primarily due to higher consumables costs.

Subsequent to quarter end, Trail settled a new five-year collective bargaining agreement. As a result, we expect to record an expense of approximately $14 million in the third quarter of 2022.

As previously disclosed, Trail has planned major maintenance activities from September to November 2022 to extend the operating life of key assets, which are expected to impact production in the second half of 2022. The KIVCET furnace will have its hearth replaced and a zinc roaster will have its dome replaced, both after 25 years of operation.

Cost of Sales

Cost of sales in our zinc business unit was $477 million in the second quarter compared with $400 million a year ago. The increase is due to increased zinc in concentrate sales volumes, higher concentrate purchase costs at Trail, and higher royalty costs from increased profitability at Red Dog. Total cash unit costs1 of product sold in the second quarter for our zinc mining operations, before cash margins for by-products, of US$0.48 per pound were US$0.13 per pound lower than a year ago, primarily due to lower smelter processing charges. Net cash costs for zinc, after by-products, of US$0.44 per pound were US$0.17 per pound lower than a year ago.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2022	2021	2022	2021

Adjusted cash cost of sales[1]	$0.32	$0.30	$0.32	$0.31
Smelter processing charges	0.16	0.31	0.16	0.31
Total cash unit costs[1]	$0.48	$0.61	$0.48	$0.62
Cash margin for by-products[1]	(0.04)	—	(0.03)	—
Net cash unit costs[1]	$0.44	$0.61	$0.45	$0.62

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

17	Teck Resources Limited 2022 Second Quarter News Release

Outlook

Our 2022 annual guidance for our zinc business unit has been revised from our previous disclosure and is outlined in our guidance tables on pages 31—35. Our 2022 annual production guidance for our zinc business unit is unchanged from our previous disclosures. We now expect 2022 net cash unit costs to be between US$0.37 and US$0.43 per pound, compared to our previously disclosed guidance of US$0.32 and US$0.38 per pound. The increase in guidance is primarily due to higher smelter processing charges expected in the second half of 2022, as well as higher diesel prices and increased profit-based compensation.

The Red Dog shipping season commenced on July 4, 2022. We currently expect sales of Red Dog zinc in concentrate to be in the range of 215,000 to 240,000 tonnes in the third quarter of 2022, reflecting the normal seasonal pattern of Red Dog sales.

18	Teck Resources Limited 2022 Second Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Steelmaking coal price (realized US$/tonne)	$453	$144	$406	$138
Steelmaking coal price (realized CAD$/tonne)	$577	$177	$516	$172
Production (million tonnes)	5.3	6.4	10.9	12.3
Sales (million tonnes)	6.3	6.2	12.3	12.4
Gross profit	$2,536	$233	$4,316	$429
Gross profit before depreciation and amortization[1]	$2,806	$457	$4,838	$869
Property, plant and equipment expenditures	$102	$264	$195	$526

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit in our steelmaking coal business unit in the second quarter was a record $2.5 billion, surpassing the previous record set in the first quarter of 2022 of $1.8 billion. Gross profit increased significantly from $233 million in the same period last year driven by record-high steelmaking coal prices, partly offset by higher unit operating costs due to inflationary cost pressures and the effect of lower production levels. Realized steelmaking coal prices of US$453 per tonne in the quarter increased from US$144 per tonne in the same period last year and exceeded the previous record of US$357 per tonne realized in the first quarter of 2022.

Second quarter sales volumes of 6.3 million tonnes were similar to the same period last year, and within our previously disclosed guidance range. The logistics chain performed well through the quarter, reducing mine steelmaking coal inventories to near-historic low levels. Our upgraded Neptune port enabled the rapid reduction of record-high inventory levels at the beginning of the year caused by weather-related disruptions in the fourth quarter and early 2022. The strong supply chain performance enabled us to capitalize on high steelmaking coal prices in the quarter.

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2021	$233
Increase (decrease):
Steelmaking coal price realized	2,431
Sales volumes	5
Operating and transportation costs	(225)
Foreign exchange	138
Depreciation	(46)
Net increase	$2,303
As reported in current quarter	$2,536

19	Teck Resources Limited 2022 Second Quarter News Release

Property, plant and equipment expenditures were $102 million in the second quarter, which included $30 million associated with water projects. Capitalized stripping costs were $162 million in the second quarter compared to $114 million in the same period last year. Higher stripping costs are primarily due to inflationary pressures, most notably diesel price, which has led to higher costs compared to the same period last year.

Markets

FOB Australia price assessments averaged a record high US$527 per tonne in the second quarter lagged by one month, compared to the previous high of US$395 per tonne in the first quarter. Steel production and demand for steelmaking coal was strong through most of the second quarter before market conditions began to weaken in June, with steelmaking coal prices exiting the quarter at US$300 per tonne. Global steelmaking coal prices are affected by reduced downstream steel demand as weakening auto production and global inflationary pressures weigh on market sentiment which, when combined, are adding pressure on steelmakers’ margins.

CFR China prices increased from an average of US$405 per tonne in the first quarter to US$461 per tonne in the second quarter. CFR China prices reached a second quarter high of US$530 per tonne in April, before declining to US$395 per tonne to end the quarter. Chinese demand for seaborne steelmaking coal imports was impacted by increased availability of Russian coal, as well as increased imports from Mongolia following the easing of COVID-19 border restrictions. Lingering COVID-19 restrictions reduced Chinese steel demand during the second quarter, increasing steel inventories and putting downward pressure on demand for steelmaking coal. Looking forward, blast furnace utilization in China remains elevated with government policy supporting infrastructure investment. Port and end user coal inventories remain close to historical low levels, supporting the outlook for steelmaking coal demand.

Operations

Second quarter steelmaking coal production of 5.3 million tonnes decreased by 17% compared to the second quarter of 2021. Production was lower than a year ago due to planned maintenance shutdown activities at our two largest processing plants in the quarter and challenges attributable to reliability of processing facilities.

Total material movement was 8% lower than the same period a year ago. Higher absenteeism and labour shortages are impacting equipment operating hours. We expect these workforce constraints to continue in the near term due to record-low unemployment rates across Canada and strong performance across most sectors of the Canadian economy, which has resulted in a high demand for labour and a shortage of available local personnel.

Cost of Sales

Cost of sales was $1.2 billion in the second quarter compared with $879 million in the second quarter last year, and our adjusted site cash cost of sales1 was $95 per tonne compared with $64 per tonne a year ago. Our adjusted site cash cost of sales has been materially impacted by continued nonstructural inflationary cost pressures compared to the same period last year, with 29% of the increase attributable to higher unit costs due to the effect of lower production volumes, 18% attributable to substantially higher diesel prices and 10% attributable to profit-based compensation. Other factors include increased planned maintenance shutdown activities at our two largest processing plants, and inflationary impacts on

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

20	Teck Resources Limited 2022 Second Quarter News Release

contractor costs, operating supplies and repair parts, which have put continued upward pressure on our key operating cost inputs.

Overall, the primary cost increases are not structural as key mining drivers such as haul distance and strip ratio continue to remain relatively stable, as planned for the year. The high steelmaking coal price environment continues to help offset these cost pressures and drive high margins.

Transportation costs in the second quarter were $46 per tonne compared to $42 per tonne for the same quarter last year, impacted by continued inflationary conditions. Fuel surcharges increased rail costs as WTI oil prices were 64% higher than the same period last year. Inflationary cost increases were partially offset by the use of our upgraded Neptune terminal, which resulted in lower port unit costs compared to the second quarter of last year. Demurrage costs decreased from the first quarter of this year but were higher than the second quarter of last year. A strong vessel queue was maintained through the second quarter to draw down inventory levels that remained elevated by the late 2021 disruptions.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2022	2021	2022	2021

Adjusted site cash cost of sales[1]	$95	$64	$86	$63
Transportation costs	46	42	46	42
Inventory write-down (reversals)	—	—	—	(1)
Unit costs[1]	$141	$106	$132	$104

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2022	2021	2022	2021

Adjusted site cash cost of sales[1]	$76	$52	$68	$51
Transportation costs	36	34	36	33
Inventory write-down (reversals)	—	—	—	(1)
Unit costs[1]	$112	$86	$104	$83

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our total cost of sales for the quarter also included a $16 per tonne charge for the amortization of capitalized stripping costs and $27 per tonne for other depreciation.

Outlook

Our steelmaking coal business unit is well positioned to deliver strong financial performance in the third quarter of 2022, with FOB Australia price assessments anticipated to remain high compared to historical pricing levels while CFR China prices are trading again at a premium to FOB Australia prices. Our 2022

21	Teck Resources Limited 2022 Second Quarter News Release

annual guidance for our steelmaking coal business unit has been revised from our previous disclosure and is outlined in our guidance tables on pages 31-35.

With mine and port inventories exiting the second quarter at low levels, third quarter sales are expected to closely match production and are expected to be between 5.8 and 6.2 million tonnes.

Despite plans to maximize the use of our mine processing facilities, we are not expecting to recover production shortfalls experienced during the first half of 2022. Due to plant reliability and workforce challenges experienced in the first half of the year, we now expect annual production to be between 23.5 and 24.0 million tonnes, below our previous guidance of 24.5 to 25.5 million tonnes. We expect improved plant performance in the second half of the year, as we completed our planned maintenance shutdown activities at our two largest processing plants during the second quarter. We are seeing some improvement in our workforce challenges due to recruiting efforts, but we continue to be impacted by the same labour shortages other industries are facing. This shortage may have an impact on our operations, material movement and raw coal release going forward. Plans are being implemented to mitigate raw coal inventory constraints to keep our processing plants running at capacity and keep mine sequencing on schedule.

We now expect 2022 adjusted site cash cost of sales1 to be between $87 and $92 per tonne, compared to our previously disclosed guidance of $79 to $83 per tonne. The increase in our unit cost guidance is attributed to reduced annual production and higher inflationary cost pressures, noted above.

Our transportation unit cost guidance for 2022 is unchanged at between $43 and $46 per tonne, despite inflationary conditions and higher rail related diesel surcharges. Transportation unit costs are anticipated to decrease from the first half of 2022 now that the supply chain is fully recovered from the fourth quarter 2021 and early 2022 weather disruptions and higher throughput is planned for our low-cost Neptune terminal.

We expect a decrease of $100 million in our steelmaking coal sustaining capital expenditures guidance for 2022 and have revised our sustaining capital expenditure guidance to $650 million, primarily due to the change in timing of spending on water projects, as noted below.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Our 2022 priorities include the full capacity ramp up of the two facilities at Fording River, completed in the fourth quarter of 2021. We still expect completion of the Fording River North SRF Phase II expansion by the end of the year, which will bring capacity of the facility up to 30 million litres per day.

Due to changes in the timing of spend to late 2022 or early 2023, we now expect our 2022 capital spending to be approximately $200 million, compared to our previously disclosed guidance of $280 million. This capital spending guidance covers water treatment (AWTFs and SRFs), water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction). We still expect that by the end of 2022, we will have capacity to treat approximately 77.5 million litres of water per day, a four-fold increase from our treatment capacity in 2020.

22	Teck Resources Limited 2022 Second Quarter News Release

With this capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley while sustaining mining activities.

Between 2022 and 2024, we continue to plan to invest between $650 and $750 million of capital on water treatment, water management and incremental measures associated with the Direction. The continued investment in water treatment will further increase our treatment capacity to 90 million litres per day and will be achieved through the development of SRFs.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and First Nations. The state of Montana has adopted a water quality standard for the Koocanusa Reservoir downstream of our mining operations that establishes a selenium standard that may not be achievable with existing technology. We are taking steps to challenge this standard. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

23	Teck Resources Limited 2022 Second Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Western Canadian Select (US$/bbl)	$95.61	$54.58	$87.68	$61.96
Blended bitumen price (realized US$/bbl)	$98.42	$57.18	$89.91	$52.24
Bitumen price (realized CAD$/bbl)	$116.77	$58.85	$104.81	$54.13
Operating netback (CAD$/bbl)[2]	$59.10	$(7.25)	$49.89	$(6.86)
Production (million bitumen barrels)	3.1	1.6	6.2	3.4
Production (average barrels per day)	34,611	17,806	34,522	18,926
Sales (million blended bitumen barrels)	4.1	2.2	8.3	4.5
Gross profit (loss)	$146	$(34)	$236	$(67)
Gross profit (loss) before depreciation and amortization[2]	$181	$(12)	$305	$(25)

Performance

In the second quarter, gross profit in our energy business unit was $146 million compared with a gross loss of $34 million a year ago. The increase in gross profit was due to a significant increase in global benchmark crude oil prices, including Western Canadian Select (WCS), increased sales volumes, and lower unit operating costs reflecting ramp up to two train production rates.

Our 21.3% share of bitumen production of 34,611 barrels per day in the second quarter from Fort Hills increased substantially and was nearly double the same period a year ago due to the ramp up to two train production in the fourth quarter last year. The planned maintenance outage in the second quarter was successfully completed and bitumen production in the quarter was within our annual production guidance of 33,000 to 39,400 barrels per day.

Cost of sales in the second quarter was $341 million compared with $198 million a year ago. Higher costs reflect Fort Hills operating at two train rates. We continue to see inflationary cost pressures on natural gas, diesel costs, and higher contractor costs. In addition, with the increase in WTI prices, the cost of diluent required for blending with the bitumen has also increased. Adjusted operating costs2 were $37.06 per barrel in the second quarter compared with $49.74 per barrel in the same period last year. The lower unit costs in the second quarter of 2022 reflect ramped up two train production rates.

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

24	Teck Resources Limited 2022 Second Quarter News Release

The table below summarizes the change in gross profit in our energy business unit for the quarter:

Gross Profit (Loss) (CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2021	$(34)
Increase (decrease):
Bitumen price realized	164
Unit operating costs	43
Royalties	(26)
Foreign exchange	14
Transportation costs and other	(3)
Depreciation	(12)
Net increase	$180
As reported in current quarter	$146

In line with our plan, our share of Fort Hills’ capital expenditures for the second quarter was $26 million.

Markets

Our blended bitumen price realizations are influenced by the calendar month average NYMEX West Texas Intermediate crude oil price (NYMEX WTI) and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the second quarter, NYMEX WTI averaged US$108.41 per barrel, a 64% increase compared to the same period last year of US$66.07 per barrel. The WCS price for Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$12.80 per barrel for a WCS blend value of US$95.61 per barrel, 75% higher than the WCS blend value of US$54.58 per barrel in the second quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI less US$5.02 per barrel, for a WCS blend value of US$103.39 per barrel in this quarter compared to WCS blend value of US$63.00 per barrel in the same period last year.

Crude oil prices were higher in the second quarter of 2022 with NYMEX WTI prices trading between US$94.29 and US$122.11 per barrel. Prices were supported by low global inventories, improving demand, concerns of supply disruptions of Russian exports and very high refined product prices. Compared to the second quarter of 2021, the WCS differentials to NYMEX WTI widened due to incremental competition in the U.S. Gulf Coast market from the large release of sour crude from the U.S. Strategic Petroleum Reserve. In addition, there is an increased pressure on WCS prices as Russia is supplying heavily discounted crude, banned by certain countries and companies, to key export markets in India and China.

25	Teck Resources Limited 2022 Second Quarter News Release

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended June 30,		Six months ended June 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2022	2021	2022	2021

Bitumen price realized[2]	$116.77	$58.85	$104.81	$54.13
Crown royalties[3]	(9.27)	(1.69)	(7.29)	(1.28)
Transportation costs for FRB[4]	(11.34)	(14.67)	(10.80)	(14.59)
Adjusted operating costs1 5	(37.06)	(49.74)	(36.83)	(45.12)
Operating netback[1]	$59.10	$(7.25)	$49.89	$(6.86)

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

Our 2022 annual guidance for our energy business unit has been updated and is outlined in our guidance tables on pages 31-35.

There is a planned two-week maintenance outage scheduled over September/October of 2022. We expect production to decrease to one-train rates during this period. The 2022 annual guidance for our share of production from Fort Hills is unchanged at 33,000 to 39,400 barrels per day.

We are experiencing inflationary cost pressures for natural gas and diesel costs, as well an increase in contractor costs. As a result, we now expect adjusted operating costs for 2022 to be in the range of $33 to $36 per barrel, compared to our previously disclosed guidance of $28 to $32 per barrel.

26	Teck Resources Limited 2022 Second Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $373 million in the second quarter compared with $71 million a year ago. Significant items in the quarter included $297 million of negative settlement pricing adjustments, $45 million of commodity derivative losses, and $24 million of social responsibility and donations expense. This was partly offset by a gain of $69 million relating to an increase in the rates used to discount our decommissioning and restoration provisions for closed operations.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at March 31, 2022 and June 30, 2022.

	Outstanding at		Outstanding at
	June 30, 2022		March 31, 2022
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	174	3.75	191	4.71
Zinc	118	1.44	154	1.91

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $52 million in the second quarter was consistent with the same period last year.

Our non-operating expense was a $100 million in the second quarter compared with $20 million in the same period last year. Significant items in the quarter included a $63 million loss on the purchase of outstanding notes in the second quarter and a $62 million loss on changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

Income Taxes

Provision for income and resource taxes was $977 million, or 37% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% mainly as a result of resource taxes and higher taxes in some foreign jurisdictions.

For the full year, we expect our effective tax rate to be in the range of 35%—37%, based on our current expectations regarding commodity prices and sales by jurisdiction for the balance of the year.

Up until this year, we have been subject to cash income and resource taxes in all foreign jurisdictions and only cash resource taxes in Canada. Starting in 2022, we are now also subject to cash income taxes in Canada. Based on tax instalment rules and on income inclusion timing rules related to the partnerships through which our Canadian steelmaking coal and copper operations are held, Canadian income tax payments associated with our 2022 earnings may be deferred until February 2023 and in part, to February 2024.

In July, the Chilean government released two tax reform bills that include various income tax changes and the introduction of a new mining royalty. Teck has Stability Agreements for QB2 and Carmen de Andacollo, which provide protection against changes to mining tax laws, including the introduction of new mining taxes or royalties, for 15 years from the start of production and until 2027, respectively. We are currently assessing the impact of the proposed tax reform bills.

27	Teck Resources Limited 2022 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	June 30, 2022		December 31, 2021

Term notes	$2,678		$3,478
QB2 US$2.5 billion limited recourse project finance facility	2,500		2,252
Lease liabilities	524		547
Antamina credit facilities	225		176
Less unamortized fees and discounts	(80)		(89)
Debt (US$ in millions)	$5,847		$6,364

Debt (Canadian $ equivalent)[1] (A)	$7,534		$8,068
Less cash balances	(2,702)		(1,427)
Net debt[2] (B)	$4,832		$6,641
Equity (C)	$26,293		$23,773
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	16%		22%
Net debt to adjusted EBITDA ratio[2]	0.4	x	1.0	x
Weighted average coupon rate on the term notes	5.3%		5.5%

Notes:

1.	Translated at period end exchange rates
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $8.4 billion as at July 26, 2022, including $3.3 billion of cash.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Green House Gas (GHG) intensity, percentage of women in Teck's workforce and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 15% at June 30, 2022.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share is US$225 million. The loan is non-recourse to us and the other Antamina owners.

28	Teck Resources Limited 2022 Second Quarter News Release

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that mostly secure our reclamation obligations. The amounts issued under these facilities totaled approximately $3.1 billion at June 30, 2022. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

During the quarter, we purchased US$650 million of our public notes in a waterfall tender that resulted in the redemption of US$391 million of our 2041 Notes, US$249 million of our 2035 Notes and US$10 million of our 2040 Notes. The total cost of the purchases, which was funded from cash on hand, including the premiums and accrued interest, was US$703 million.

Operating Cash Flow

Cash flow from operations in the second quarter was $2.9 billion compared with $575 million a year ago, due to an increase in profit attributable to shareholders, reflecting the positive impact of record steelmaking coal prices.

During the second quarter, changes in working capital items resulted in a source of cash of $318 million primarily due to a decrease in accounts receivable at our steelmaking coal and base metals operations reflecting the lower commodity prices at the end of the period. This compares with a use of cash of $200 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $1.1 billion in the second quarter, including $819 million for the QB2 project and $212 million on sustaining capital. The largest components of sustaining capital expenditures were $95 million at our steelmaking coal operations, $30 million at Antamina, $19 million at our Trail Operations and $18 million at Red Dog.

Capitalized production stripping costs were $255 million in the second quarter compared with $175 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the second quarter were higher than a year ago due to inflationary pressures, most notably diesel price, which has led to higher costs compared to the same period last year.

The table below summarizes our year-to-date capital spending for 2022:

($ in millions)	Sustaining	Growth[1]	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$103	$56	$1,473	$1,632	$138	$1,770
Zinc	57	10	—	$67	41	$108
Steelmaking coal	177	18	—	$195	309	$504
Energy	56	2	—	$58	—	$58
Corporate	5	1	—	$6	—	$6
	$398	$87	$1,473	$1,958	$488	$2,446

Note:

1.	RACE21TM capital expenditures included in growth total $26 million and are allocated $6 million to Copper, $1 million to Zinc, $18 million to Steelmaking coal and $1 million to Corporate.

29	Teck Resources Limited 2022 Second Quarter News Release

Financing Activities

Debt proceeds on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project were $52 million in the second quarter. The facility was fully drawn in April 2022.

In the second quarter, we purchased US$650 million of our notes, as outlined above, for approximately US$703 million, which included the premium paid on the redemption and accrued interest.

Interest and various finance fees and charges paid in the second quarter were $111 million, $34 million higher than year ago due to higher debt related to the QB2 project and accelerated interest payments on our purchased notes.

In the second quarter, we paid $67 million in respect of our regular base quarterly dividend of $0.125 per share. Under our normal course issuer bid, we have purchased approximately 0.2 million Class B subordinate voting shares for $10 million to complete our previously announced $100 million in Class B subordinate share buybacks as well as approximately 11.3 million Class B subordinate voting shares for $562 million, being US$436 million of our previously announced US$500 million in Class B subordinate share buybacks.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2022, approximately $150 million of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

30	Teck Resources Limited 2022 Second Quarter News Release

The sensitivity of our annualized profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2022 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2022 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 6 ($ in millions)
US$ exchange		CAD$0.01	$80	$122
Copper (000's tonnes)	281.5	US$0.01/lb	$4	$7
Zinc (000's tonnes)[3]	905.0	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	23.8	US$1/tonne	$18	$28
WCS (million bbl)[4]	13.2	US$1/bbl	$12	$16
WTI[5]		US$1/bbl	$8	$11

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 277,500 tonnes of refined zinc and 647,500 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.	Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
6.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

We have updated our 2022 annual guidance for unit costs across our business units, as well as steelmaking coal production volumes, steelmaking coal capital expenditures, and COVID-19 capital cost guidance for QB2, as outlined in our usual guidance tables below.

31	Teck Resources Limited 2022 Second Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2021, our guidance for production for 2022 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2021	Previous Guidance 2022	Change	Current Guidance 2022	Previous Three-Year Guidance 2023 – 2025	Change	Current Guidance 2023 – 2025

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	130.8	127 - 133	—	127 - 133	130 - 160	—	130 - 160
Antamina	100.2	91 - 96	—	91 - 96	90 - 95	—	90 - 95
Carmen de Andacollo	44.8	45 - 50	—	45 - 50	50 - 60	—	50 - 60
Quebrada Blanca[5]	11.5	10 - 11	—	10 - 11	245 - 300	—	245 - 300
	287.3	273 - 290	—	273 - 290	515 - 615	—	515 - 615
Zinc1 2 4
Red Dog	503.4	540 - 570	—	540 - 570	510 - 550	—	510 - 550
Antamina	104.0	90 - 95	—	90 - 95	80 - 100	—	80 - 100
	607.4	630 - 665	—	630 - 665	590 - 650	—	590 - 650
Refined zinc
Trail Operations	279.0	270 - 285	—	270 - 285	295 - 315	—	295 - 315

Steelmaking coal (million tonnes)	24.6	24.5 - 25.5	(1.0) - (1.5)	23.5 - 24.0	26.0 - 27.0	—	26.0 - 27.0

Bitumen (million barrels)[2]
Fort Hills	7.3	12.0 - 14.4	—	12.0 - 14.4	14.0	—	14.0

OTHER PRODUCTS
Lead[1]
Red Dog	97.4	80 - 90	—	80 - 90	85 - 95	—	85 - 95

Molybdenum (million pounds)1 2
Highland Valley Copper	1.1	0.8 - 1.3	—	0.8 - 1.3	3.0 - 5.0	—	3.0 - 5.0
Antamina	1.1	1.8 - 2.2	—	1.8 - 2.2	3.0 - 4.0	—	3.0 - 4.0
Quebrada Blanca[5]	—	—	—	—	4.0 - 13.0	—	4.0 - 13.0
	2.2	2.6 - 3.5	—	2.6 - 3.5	10.0 - 22.0	—	10.0 - 22.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	2022 guidance excludes production from Quebrada Blanca concentrate production. Three-year guidance 2023 — 2025 includes Quebrada Blanca concentrate production.

32	Teck Resources Limited 2022 Second Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q2 2022	Guidance Q3 2022
Zinc (000's tonnes)[1]
Red Dog	56	215 - 240
Steelmaking coal (million tonnes)	6.3	5.8 - 6.2

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2021 and our unit cost guidance for selected principal products in 2022.

	2021	Previous Guidance 2022	Change	Guidance 2022

Copper[1]
Total cash unit costs[4] (US$/lb.)	1.80	1.85 - 1.95	0.08 - 0.08	1.93 - 2.03
Net cash unit costs1 4 (US$/lb.)	1.39	1.40 - 1.50	0.08 - 0.08	1.48 - 1.58

Zinc[3]
Total cash unit costs[4] (US$/lb.)	0.56	0.48 - 0.53	0.06 - 0.06	0.54 - 0.59
Net cash unit costs3 4 (US$/lb.)	0.30	0.32 - 0.38	0.05 - 0.05	0.37 - 0.43

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	65	79 - 83	8 - 9	87 - 92
Transportation costs (CAD$/tonne)	44	43 - 46	—	43 - 46

Bitumen
Adjusted operating costs[4] (CAD$/barrel)	47.89	28 - 32	5 - 4	33 - 36

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2022 assumes a zinc price of US$1.57 per pound, a molybdenum price of US$18.00 per pound, a silver price of US$22 per ounce, a gold price of US$1,800 per ounce and a Canadian/U.S. dollar exchange rate of $1.29.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2022 assumes a lead price of US$0.88 per pound, a silver price of US$22 per ounce and a Canadian/U.S. dollar exchange rate of $1.29. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

33	Teck Resources Limited 2022 Second Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2021 and our capital expenditures guidance for 2022.

(Teck’s share in CAD$ millions)	2021	Previous Guidance 2022	Change	Guidance 2022
Sustaining
Copper	$184	$340	$—	$340
Zinc	154	190	—	190
Steelmaking coal[1]	475	750	(100)	650
Energy	80	140	—	140
Corporate	10	5	—	5
	$903	$1,425	$(100)	$1,325
Growth[2]
Copper[3]	$103	$235	$—	$235
Zinc	14	35	—	35
Steelmaking coal	440	35	—	35
Energy	3	—	—	—
Corporate	3	—	—	—
	$563	$305	$—	$305
Total
Copper	$287	$575	$—	$575
Zinc	168	225	—	225
Steelmaking coal	915	785	(100)	685
Energy	83	140	—	140
Corporate	13	5	—	5
	$1,466	$1,730	$(100)	$1,630
QB2 capital expenditures	$2,580	$2,200 - 2,500	$500 - 400	$2,700 - 2,900
Total before SMM and SC contributions	4,046	3,930 - 4,230	400 - 300	4,330 - 4,530
Estimated SMM and SC contributions to capital expenditures	(401)	(630) - (730)	(170) - (130)	(800) - (860)
Estimated QB2 project financing draw to capital expenditures	(1,376)	(315)	—	(315)
Total, net of partner contributions and project financing	$2,269	$2,985 - 3,185	$230 - 170	$3,215 - 3,355

Notes:

1.	Steelmaking coal sustaining capital 2022 guidance includes $200 million of water treatment capital. 2021 includes $226 million of water treatment capital.
2.	Growth expenditures include RACE21TM capital expenditures for 2022 of $50 million, of which $10 million relates to copper, $5 million relates to zinc and $35 million relates to steelmaking coal.
3.	Copper growth capital guidance for 2022 includes studies for HVC 2040, Antamina, QBME, Zafranal, San Nicolás and Galore Creek. Copper sustaining capital guidance for 2022 includes Quebrada Blanca concentrate operations.

34	Teck Resources Limited 2022 Second Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2021	Previous 2022 Guidance	Change	Current 2022 Guidance
Copper	$207	$250	$—	$250
Zinc	91	90	—	90
Steelmaking coal	369	530	—	530
	$667	$870	$—	$870

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2022		2021					2020
(in millions, except for share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$5,787	$5,032	$4,406	$3,970	$2,558	$2,547	$2,560	$2,291	$1,720
Gross profit	3,288	2,568	2,076	1,662	689	654	505	291	139
Profit (loss) attributable to shareholders	1,675	1,571	1,487	816	260	305	(464)	61	(149)
Basic earnings (loss) per share	$3.12	$2.93	$2.79	$1.53	$0.49	$0.57	$(0.87)	$0.11	$(0.28)
Diluted earnings (loss) per share	$3.07	$2.87	$2.74	$1.51	$0.48	$0.57	$(0.87)	$0.11	$(0.28)
Cash flow from operations	$2,921	$2,323	$2,098	$1,480	$575	$585	$594	$390	$300

AREA OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2021 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

35	Teck Resources Limited 2022 Second Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at June 30, 2022, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 16 – Proceeds Before Intended Use

We adopted the amendments to IAS 16, Property, Plant and Equipment on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. We expect these amendments to have an effect on the accounting related to the sale of products during the commissioning phase of QB2.

Amendments to IAS 1 – Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

OUTSTANDING SHARE DATA

As at July 26, 2022, there were 521.7 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 16.8 million share options outstanding with exercise prices ranging between $5.34 and $50.68 per share. More information

36	Teck Resources Limited 2022 Second Quarter News Release

on these instruments and the terms of their conversion is set out in Note 24 of our 2021 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

37	Teck Resources Limited 2022 Second Quarter News Release

REVENUE AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

REVENUE
Copper
Highland Valley Copper	$399	$314	$843	$651
Antamina	414	347	774	635
Carmen de Andacollo	131	127	228	239
Quebrada Blanca	29	33	58	63
	973	821	1,903	1,588

Zinc
Trail Operations	613	465	1,197	926
Red Dog	223	99	747	336
Other	2	3	5	5
Intra-segment revenue	(205)	(106)	(396)	(236)
	633	461	1,553	1,031

Steelmaking coal	3,694	1,112	6,460	2,159

Energy	487	164	903	327
TOTAL REVENUE	$5,787	$2,558	$10,819	$5,105

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$176	$159	$376	$320
Antamina	252	215	466	376
Carmen de Andacollo	16	45	41	79
Quebrada Blanca	6	10	18	20
	450	429	901	795

Zinc
Trail Operations	(7)	(24)	7	(2)
Red Dog	164	77	400	177
Other	(1)	8	(4)	11
	156	61	403	186

Steelmaking coal	2,536	233	4,316	429

Energy	146	(34)	236	(67)
TOTAL GROSS PROFIT	$3,288	$689	$5,856	$1,343

38	Teck Resources Limited 2022 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

OPERATING COSTS
Copper
Highland Valley Copper	$166	$111	$351	$237
Antamina	86	74	164	138
Carmen de Andacollo	84	62	137	121
Quebrada Blanca	21	22	37	41
	357	269	689	537

Zinc
Trail Operations	157	150	302	277
Red Dog	28	20	103	76
Other	3	(5)	9	(6)
	188	165	414	347

Steelmaking coal	598	397	1,057	776

Energy	114	80	226	148
Total operating costs	$1,257	$911	$2,386	$1,808

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$16	$9	$29	$18
Antamina	14	9	26	16
Carmen de Andacollo	10	6	15	12
Quebrada Blanca	1	–	1	–
	41	24	71	46

Zinc
Trail Operations	40	33	75	66
Red Dog	14	7	52	27
	54	40	127	93

Steelmaking coal	290	258	565	514

Energy	35	25	66	54
Total transportation costs	$420	$347	$829	$707

39	Teck Resources Limited 2022 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$404	$285	$774	$543
Intra-segment purchases	(205)	(106)	(396)	(236)
	199	179	378	307
Energy (diluent and non-proprietary blend purchases)	157	71	306	150
Total raw material purchases	$356	$250	$684	$457

ROYALTY COSTS
Copper
Antamina	$16	$10	$28	$25

Zinc
Red Dog	(2)	(19)	135	17
Total royalty costs	$14	$(9)	$163	$42

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$41	$35	$87	$76
Antamina	46	39	90	80
Carmen de Andacollo	21	14	35	27
Quebrada Blanca	1	1	2	2
	109	89	214	185

Zinc
Trail Operations	19	21	39	42
Red Dog	19	14	57	39
	38	35	96	81

Steelmaking coal	270	224	522	440

Energy	35	22	69	42
Total depreciation and amortization	$452	$370	$901	$748
TOTAL COST OF SALES	$2,499	$1,869	$4,963	$3,762

40	Teck Resources Limited 2022 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

Copper
Highland Valley Copper	$40	$30	$75	$51
Antamina	33	20	60	39
Carmen de Andacollo	2	2	3	4
	75	52	138	94

Zinc
Red Dog	18	9	41	18

Steelmaking coal	162	114	309	197
Total	$255	$175	$488	$309

41	Teck Resources Limited 2022 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Highland Valley Copper
Tonnes mined (000's)	19,107	23,056	37,424	44,451
Tonnes milled (000's)	9,774	10,793	19,383	21,068

Copper
Grade (%)	0.35	0.35	0.34	0.36
Recovery (%)	91.1	88.2	91.0	87.9
Production (000's tonnes)	31.0	33.4	60.7	66.0
Sales (000's tonnes)	33.7	25.9	69.3	57.2
Molybdenum
Production (million pounds)	–	0.3	0.3	0.6
Sales (million pounds)	0.1	0.4	0.5	0.6

Antamina
Tonnes mined (000's)	64,026	63,393	122,144	117,155
Tonnes milled (000's)
Copper-only ore	7,550	6,952	14,213	13,603
Copper-zinc ore	5,581	6,514	12,053	12,514
	13,131	13,466	26,266	26,117
Copper[1]
Grade (%)	1.02	0.93	0.98	0.93
Recovery (%)	89.1	88.5	88.6	89.0
Production (000's tonnes)	121.8	110.8	232.7	217.5
Sales (000's tonnes)	125.0	114.8	226.2	212.1

Zinc[1]
Grade (%)	2.14	2.25	2.07	2.22
Recovery (%)	85.4	85.4	85.5	85.6
Production (000's tonnes)	97.1	124.6	212.2	241.4
Sales (000's tonnes)	108.4	112.5	213.3	232.2

Molybdenum
Production (million pounds)	1.6	0.7	2.8	2.5
Sales (million pounds)	1.4	1.8	2.7	3.1

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

42	Teck Resources Limited 2022 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Carmen de Andacollo
Tonnes mined (000’s)	4,929	5,388	10,003	10,057
Tonnes milled (000’s)	4,356	4,218	8,552	8,582
Copper
Grade (%)	0.29	0.29	0.29	0.31
Recovery (%)	79.5	84.7	81.1	84.8
Production (000’s tonnes)	10.4	10.5	20.2	22.3
Sales (000’s tonnes)	11.4	11.2	19.8	22.1

Copper cathode
Production (000’s tonnes)	0.2	0.4	0.5	0.7
Sales (000’s tonnes)	0.2	0.3	0.5	0.8

Gold[1]
Production (000’s ounces)	5.7	9.2	12.2	19.7
Sales (000’s ounces)	6.2	10.4	13.0	20.1

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000's tonnes)	2.4	3.0	4.7	5.9
Sales (000's tonnes)	2.4	2.8	4.7	5.5

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	135	110	266	255
Lead	26	31	58	65
Metal production
Zinc (000's tonnes)	70.2	64.0	138.9	137.7
Lead (000's tonnes)	18.4	19.1	37.0	38.8
Silver (million ounces)	3.2	2.7	6.2	5.4
Gold (000's ounces)	7.9	8.1	16.4	14.8

Metal sales
Zinc (000's tonnes)	66.9	68.6	135.9	138.5
Lead (000's tonnes)	17.5	19.2	36.6	36.7
Silver (million ounces)	3.1	2.6	6.1	5.4
Gold (000's ounces)	8.2	7.4	16.0	14.1

43	Teck Resources Limited 2022 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Red Dog
Tonnes mined (000's)	3,086	2,577	6,111	4,541
Tonnes milled (000's)	987	1,191	2,015	2,305
Zinc
Grade (%)	16.8	14.1	16.1	13.7
Recovery (%)	88.7	83.6	85.0	82.2
Production (000's tonnes)	143.8	140.3	275.4	260.0
Sales (000's tonnes)	55.8	39.3	200.9	143.6
Lead
Grade (%)	3.0	4.3	3.8	4.3
Recovery (%)	48.0	55.4	56.1	55.0
Production (000's tonnes)	21.0	28.5	42.5	54.3
Sales (000's tonnes)	–	–	–	–

Steelmaking coal
Waste production (million BCM’s)	57.7	62.0	113.6	125.7
Clean coal production (million tonnes)	5.3	6.4	10.9	12.3
Clean coal strip ratio (waste BCM’s/coal tonnes)	10.9:1	9.7:1	10.4:1	10.2:1
Sales (million tonnes)	6.3	6.2	12.3	12.4

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

44	Teck Resources Limited 2022 Second Quarter News Release

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

45	Teck Resources Limited 2022 Second Quarter News Release

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenue, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

46	Teck Resources Limited 2022 Second Quarter News Release

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Operating netback – Operating netback per barrel in our energy business unit is calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

47	Teck Resources Limited 2022 Second Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit attributable to shareholders	$1,675	$260	$3,246	$565
Add (deduct) on an after-tax basis:
Loss on debt purchase	46	–	46	–
QB2 variable consideration to IMSA and ENAMI	37	13	96	43
Environmental costs	(51)	44	(111)	11
Inventory write-downs (reversals)	23	–	23	(6)
Share-based compensation	6	24	88	34
Commodity derivatives	34	(20)	(3)	(5)
Other	2	18	7	23
Adjusted profit attributable to shareholders	$1,772	$339	$3,392	$665

Basic earnings per share	$3.12	$0.49	$6.05	$1.06
Diluted earnings per share	$3.07	$0.48	$5.94	$1.05
Adjusted basic earnings per share	$3.30	$0.64	$6.33	$1.25
Adjusted diluted earnings per share	$3.25	$0.63	$6.21	$1.23

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2022	2021	2022	2021

Basic earnings per share	$3.12	$0.49	$6.05	$1.06
Add (deduct):
Loss on debt purchase	0.09	–	0.09	–
QB2 variable consideration to IMSA and ENAMI	0.07	0.02	0.18	0.08
Environmental costs	(0.10)	0.08	(0.21)	0.02
Inventory write-downs (reversals)	0.04	–	0.04	(0.01)
Share-based compensation	0.01	0.05	0.16	0.06
Commodity derivatives	0.06	(0.04)	(0.01)	(0.01)
Other	0.01	0.04	0.03	0.05
Adjusted basic earnings per share	$3.30	$0.64	$6.33	$1.25

48	Teck Resources Limited 2022 Second Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2022	2021	2022	2021

Diluted earnings per share	$3.07	$0.48	$5.94	$1.05
Add (deduct):
Loss on debt purchase	0.08	–	0.08	–
QB2 variable consideration to IMSA and ENAMI	0.07	0.03	0.18	0.08
Environmental costs	(0.09)	0.08	(0.20)	0.02
Inventory write-downs (reversals)	0.04	–	0.04	(0.01)
Share-based compensation	0.01	0.04	0.16	0.06
Commodity derivatives	0.06	(0.04)	(0.01)	(0.01)
Other	0.01	0.04	0.02	0.04
Adjusted diluted earnings per share	$3.25	$0.63	$6.21	$1.23

49	Teck Resources Limited 2022 Second Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2021		(B) Six months ended June 30, 2021	(C) Six months ended June 30, 2022	(A-B+C) Twelve months ended June 30, 2022

Profit before taxes	$4,532		$970	$5,113	$8,675
Finance expense net of finance income	210		102	95	203
Depreciation and amortization	1,583		748	901	1,736
EBITDA	$6,325		$1,820	$6,109	$10,614

Add (deduct):
Asset impairment	(215)		–	–	(215)
Loss on debt purchase	–		–	63	63
QB2 variable consideration to IMSA and ENAMI	141		71	161	231
Environmental costs	108		15	(153)	(60)
Inventory write-down (reversals)	1		(10)	32	43
Share-based compensation	125		47	115	193
Commodity derivatives	22		(7)	(4)	25
Other	66		20	11	57
Adjusted EBITDA	$6,573	(D)	$1,956	$6,334	$10,951	(E)

Total debt at period end	$8,068	(F)			$7,534	(G)
Less: cash and cash equivalents at period end	(1,427)		(2,702)
Net debt	$6,641	(H)	832		$4,832	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)			0.7	(G/E)
Net Debt to adjusted EBITDA ratio	1.0	(H/D)			0.4	(IG/E)
Equity attributable to shareholders of the company	23,005	(J)			25,438	(K)
Other financial obligations	257	(L)			257	(M)
Adjusted Net debt to capitalization ratio	0.22	(H+L)/(F+J+L)			0.15	(I+M)/ (G+K+M)

50	Teck Resources Limited 2022 Second Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit before taxes	$2,663	$469	$5,113	$970
Finance expense net of finance income	46	51	95	102
Depreciation and amortization	452	370	901	748
EBITDA	3,161	890	6,109	1,820

Add (deduct):
Loss on debt purchase	63	–	63	–
QB2 variable consideration to IMSA and ENAMI	62	21	161	71
Environmental costs	(71)	61	(153)	15
Inventory write-downs (reversals)	32	–	32	(10)
Share-based compensation	5	33	115	47
Commodity derivatives	45	(27)	(4)	(7)
Other	(7)	11	11	20
Adjusted EBITDA	$3,290	$989	$6,334	$1,956

51	Teck Resources Limited 2022 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Gross profit	$3,288	$689	$5,856	$1,343
Depreciation and amortization	452	370	901	748
Gross profit before depreciation and amortization	$3,740	$1,059	$6,757	$2,091

Reported as:
Copper
Highland Valley Copper	$217	$194	$463	$396
Antamina	298	254	556	456
Carmen de Andacollo	37	59	76	106
Quebrada Blanca	7	11	20	22
Other	–	–	–	–
	559	518	1,115	980
Zinc
Trail Operations	12	(3)	46	40
Red Dog	183	91	457	216
Other	(1)	8	(4)	11
	194	96	499	267

Steelmaking coal	2,806	457	4,838	869

Energy	181	(12)	305	(25)
Gross profit before depreciation and amortization	$3,740	$1,059	$6,757	$2,091

52	Teck Resources Limited 2022 Second Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021

Revenue
Copper (A)	$973	$821	$1,903	$1,588
Zinc (B)	633	461	1,553	1,031
Steelmaking coal (C)	3,694	1,112	6,460	2,159
Energy (D)	487	164	903	327
Total	$5,787	$2,558	$10,819	$5,105

Gross profit (loss), before depreciation and amortization
Copper (E)	$559	$518	1,115	980
Zinc (F)	194	96	499	267
Steelmaking coal (G)	2,806	457	4,838	869
Energy (H)	181	(12)	305	(25)
Total	$3,740	$1,059	$6,757	$2,091

Gross profit margins before depreciation and amortization
Copper (E/A)	57%	63%	59%	62%
Zinc (F/B)	31%	21%	32%	26%
Steelmaking coal (G/C)	76%	41%	75%	40%
Energy (H/D)	37%	(7)%	34%	(8)%

53	Teck Resources Limited 2022 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021

Revenue as reported	$973	$821	$1,903	$1,588
By-product revenue (A)	(125)	(94)	(244)	(179)
Smelter processing charges (B)	36	28	69	58
Adjusted revenue	$884	$755	$1,728	$1,467

Cost of sales as reported	$523	$392	$1,002	$793
Less:
Depreciation and amortization	(109)	(89)	(214)	(185)
Labour settlement charges	(8)	–	(31)	–
By-product cost of sales (C)	(24)	(20)	(46)	(40)
Adjusted cash cost of sales (D)	$382	$283	$711	$568

Payable pounds sold (millions) (E)	161.7	140.7	309.5	284.1
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.37	$2.01	$2.30	$2.00
Smelter processing charges (B/E)	0.22	0.20	0.22	0.20
Total cash unit costs – CAD$/pound	$2.59	$2.21	$2.52	$2.20

Cash margin for by-products – ((A – C)/E)	(0.62)	(0.53)	(0.64)	(0.49)
Net cash unit costs – CAD$/pound	$1.97	$1.68	$1.88	$1.71

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.28	$1.23	$1.27	$1.25
Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.86	$1.64	$1.81	$1.61
Smelter processing charges	0.17	0.16	0.17	0.16
Total cash unit costs – US$/pound	$2.03	$1.80	$1.98	$1.77

Cash margin for by-products	(0.49)	(0.43)	(0.50)	(0.39)
Net cash unit costs – US$/pound	$1.54	$1.37	$1.48	$1.38

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

54	Teck Resources Limited 2022 Second Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021

Revenue as reported	$633	$461	$1,553	$1,031
Less:
Trail Operations revenue as reported	(613)	(465)	(1,197)	(926)
Other revenue as reported	(2)	(3)	(5)	(5)
Add back: Intra-segment revenue as reported	205	106	396	236
	$223	$99	$747	$336
By-product revenue (A)	(5)	–	(15)	(2)
Smelter processing charges (B)	22	28	76	103
Adjusted revenue	$240	$127	$808	$437
Cost of sales as reported	$477	$400	$1,150	$845
Less:
Trail Operations cost of sales as reported	(620)	(489)	(1,190)	(928)
Other cost of sales as reported	(3)	5	(9)	6
Add back: Intra-segment purchases as reported	205	106	396	236
	$59	$22	$347	$159
Less:
Depreciation and amortization	(19)	(14)	(57)	(39)
Royalty costs	2	19	(135)	(17)
By-product cost of sales (C)	–	–	–	–
Adjusted cash cost of sales (D)	$42	$27	$155	$103

Payable pounds sold (millions) (E)	104.6	73.7	376.5	269.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.40	$0.37	$0.41	$0.38
Smelter processing charges (B/E)	0.21	0.38	0.20	0.38
Total cash unit costs – CAD$/pound	$0.61	$0.75	$0.61	$0.76
Cash margin for by-products – ((A - C)/E)	(0.05)	–	(0.04)	–
Net cash unit costs – CAD$/pound	$0.56	$0.75	$0.57	$0.76

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.28	$1.23	$1.27	$1.25

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.32	$0.30	$0.32	$0.31
Smelter processing charges	0.16	0.31	0.16	0.31
Total cash unit costs – US$/pound	$0.48	$0.61	$0.48	$0.62
Cash margin for by-products	(0.04)	–	(0.03)	–
Net cash unit costs – US$/pound	$0.44	$0.61	$0.45	$0.62

Notes:

1.	Red Dog mining operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

55	Teck Resources Limited 2022 Second Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021

Cost of sales as reported	$1,158	$879	$2,144	$1,730
Less:
Transportation costs (A)	(290)	(258)	(565)	(514)
Depreciation and amortization	(270)	(224)	(522)	(440)
Inventory write-down reversal (B)	–	–	–	10
Adjusted site cash cost of sales (D)	$598	$397	$1,057	$786
Tonnes sold (millions) (E)	6.3	6.2	12.3	12.4

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (D/E)	$95	$64	$86	$63
Transportation costs (A/E)	46	42	46	42
Inventory write-downs (B/E)	–	–	–	(1)
Unit costs – CAD$/tonne	$141	$106	$132	$104

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.28	$1.23	$1.27	$1.25
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$76	$52	$68	$51
Transportation costs	36	34	36	33
Inventory write-down reversal	–	–	–	(1)
Unit costs – US$/tonne	$112	$86	$104	$83

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

56	Teck Resources Limited 2022 Second Quarter News Release

Energy Business Unit – Operating Netback, Bitumen Price Realized Reconciliations and Adjusted Operating Costs1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021
Revenue as reported	$487	$164	$903	$327
Less non-proprietary product revenue	$(1)	$(13)	$(1)	(41)
Add back crown royalties (D)	$28	$3	$44	4
FRB blended bitumen revenue	$514	$154	$946	$290
Less diluent included in FRB blended bitumen	$(156)	$(59)	$(305)	(113)
Bitumen revenue (A)	$358	$95	$641	$177

Cost of sales as reported	$341	$198	$667	$394
Less:
Depreciation and amortization	$(35)	$(22)	$(69)	(42)
Inventory write-down	$–	$–	$–	–

Cash cost of sales	$306	$176	$598	$352
Less:
Cost of diluent for blending	$(156)	$(59)	$(305)	(113)
Cost of non-proprietary product purchased	$(1)	$(12)	$(1)	(37)
Transportation for non-proprietary product purchased[3]	$–	$(2)	$–	(6)
Transportation for costs FRB (C)	$(35)	$(24)	$(66)	(48)
Adjusted operating costs (E)	$114	$79	$226	$148

Blended bitumen barrels sold (000’s)	4,099	2,187	8,282	4,462
Less diluent barrels included in blended bitumen (000’s)	(1,029)	(573)	(2,157)	(1,171)
Bitumen barrels sold (000’s) (B)	3,070	1,614	6,125	3,291

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$116.77	$58.85	$104.81	$54.13
Crown royalties (D/B)	(9.27)	(1.69)	(7.29)	(1.28)
Transportation costs for FRB (C/B)	(11.34)	(14.67)	(10.80)	(14.59)
Adjusted operating costs (E/B)	(37.06)	(49.74)	(36.83)	(45.12)
Operating netback – CAD$ per barrel	$59.10	$(7.25)	$49.89	$(6.86)

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

57	Teck Resources Limited 2022 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expectation of additional Class B subordinate voting share buybacks; our nature positive, carbon reduction and net-zero goals and expected actions and their effectiveness to achieve those goals; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and estimate of QB2 COVID-19 related capital costs; size of estimated contingency for QB2; estimated timing of first production from QB2; expectation of increased molybdenum production in the third quarter of 2022 at Highland Valley Copper; expectation of higher copper production through the second half of 2022 at Quebrada Blanca; expectations regarding our QBME project, including the impact of the project and associated timing expectations; targeted timing of first production at San Nicolás; expectation that the high steelmaking coal price environment will continue to help offset cost pressures and drive high margins; expectation of improved plant performance in our steelmaking coal business unit in the second half of the year; timing of completion of the Fording River North SRF Phase II expansion and related capacity increases, and expectations for total water treatment capacity by the end of 2022; expected Elk Valley water related capital investment; expectation that our steelmaking coal business unit is well positioned to deliver strong financial performance in the third quarter; liquidity and availability of borrowings under our credit facilities; our expectations regarding our effective tax rate; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the

58	Teck Resources Limited 2022 Second Quarter News Release

impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 (including the range of COVID-19 capital costs) are based on a CLP/USD rate range of 900 to 975, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other

59	Teck Resources Limited 2022 Second Quarter News Release

matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks. Share buybacks depend on a number of additional factors that may cause actual results to vary, including, the ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds. Share repurchases are also subject to conditions under corporate law.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2022 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on July 27, 2022. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

60	Teck Resources Limited 2022 Second Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2022 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2022	2021	2022	2021
Revenue (Note 3)	$5,787	$2,558	$10,819	$5,105

Cost of sales	(2,499)	(1,869)	(4,963)	(3,762)
Gross profit	3,288	689	5,856	1,343

Other operating income (expenses)
General and administration	(50)	(35)	(100)	(76)
Exploration	(19)	(12)	(36)	(24)
Research and innovation	(34)	(32)	(73)	(57)
Other operating income (expense) (Note 4)	(373)	(71)	(256)	(44)
Profit from operations	2,812	539	5,391	1,142
Finance income	6	1	8	2
Finance expense (Note 5)	(52)	(52)	(103)	(104)
Non-operating income (expense) (Note 6)	(100)	(20)	(182)	(71)
Share of profit (loss) of associates and joint ventures	(3)	1	(1)	1
Profit before taxes	2,663	469	5,113	970
Provision for income taxes	(977)	(209)	(1,869)	(418)
Profit for the period	$1,686	$260	$3,244	$552

Profit attributable to:
Shareholders of the company	$1,675	$260	$3,246	$565
Non-controlling interests	11	–	(2)	(13)
Profit for the period	$1,686	$260	$3,244	$552

Earnings per share
Basic	$3.12	$0.49	$6.05	$1.06
Diluted	$3.07	$0.48	$5.94	$1.05
Weighted average shares outstanding (millions)	536.4	532.0	536.1	531.7
Weighted average diluted shares outstanding (millions)	545.9	539.6	546.5	539.0
Shares outstanding at end of period (millions)	529.5	532.4	529.5	532.4

62	Teck Resources Limited 2022 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021
Profit for the period	$1,686	$260	$3,244	$552

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $7, $(7), $4 and $(15))	326	(92)	179	(168)
Changes in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	(2)	–	(5)	(1)
Share of other comprehensive income of associates and joint ventures	1	–	1	–
	325	(92)	175	(169)
Items that will not be reclassified to profit
Change in fair value of marketable and other equity securities (net of taxes of $1, $nil, $(10) and $1)	(11)	(4)	62	(5)
Remeasurements of retirement benefit plans (net of taxes of $51, $(14), $65 and $(71))	(127)	18	(181)	128
	(138)	14	(119)	123
Total other comprehensive income (loss) for the period	187	(78)	56	(46)
Total comprehensive income for the period	$1,873	$182	$3,300	$506

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$160	$(66)	$41	$(23)
Non-controlling interests	27	(12)	15	(23)
	$187	$(78)	$56	$(46)

Total comprehensive income attributable to:
Shareholders of the company	$1,835	$194	$3,287	$542
Non-controlling interests	38	(12)	13	(36)
	$1,873	$182	$3,300	$506

63	Teck Resources Limited 2022 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021
Operating activities
Profit for the period	$1,686	$260	$3,244	$552
Depreciation and amortization	452	370	901	748
Provision for income taxes	977	209	1,869	418
Loss on debt redemption or purchase	63	–	63	–
Net finance expense	46	51	95	102
Income taxes paid	(627)	(215)	(771)	(284)
Remeasurement of decommissioning and restoration provisions for closed operations	(69)	56	(152)	9
QB2 variable consideration to IMSA and ENAMI	62	21	161	71
Other	13	23	122	70
Net change in non-cash working capital items	318	(200)	(288)	(526)
	2,921	575	5,244	1,160
Investing activities
Expenditures on property, plant and equipment	(1,091)	(1,048)	(1,958)	(1,917)
Capitalized production stripping costs	(255)	(175)	(488)	(309)
Expenditures on investments and other assets	(87)	(50)	(126)	(94)
Proceeds from investments and assets	35	10	44	21
	(1,398)	(1,263)	(2,528)	(2,299)
Financing activities
Proceeds from debt	87	298	457	875
Revolving credit facilities	–	337	–	293
Redemption, purchase or repayment of debt	(927)	(26)	(1,163)	(26)
Repayment of lease liabilities	(39)	(32)	(73)	(65)
QB2 advances from SMM/SC	226	110	347	110
Interest and finance charges paid	(111)	(77)	(222)	(190)
Issuance of Class B subordinate voting shares	30	10	199	16
Purchase and cancellation of Class B subordinate voting shares	(572)	–	(662)	–
Dividends paid	(67)	(26)	(404)	(53)
Contributions from non-controlling interests	77	38	118	39
Distributions to non-controlling interests	(26)	(6)	(44)	(10)
Other liabilities	(42)	8	(39)	20
	(1,364)	634	(1,486)	1,009
Effect of exchange rate changes on cash and cash equivalents	78	(3)	45	(8)
Increase (decrease) in cash and cash equivalents	237	(57)	1,275	(138)
Cash and cash equivalents at beginning of period	2,465	369	1,427	450
Cash and cash equivalents at end of period	$2,702	$312	$2,702	$312

64	Teck Resources Limited 2022 Second Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$2,702	$1,427
Current income taxes receivable	41	6
Trade and settlement receivables	2,020	1,981
Inventories	2,407	2,390
Prepaids and other current assets	492	299
	7,662	6,103
Financial and other assets	1,227	1,571
Investments in associates and joint ventures	1,079	1,060
Property, plant and equipment	38,408	37,382
Deferred income tax assets	161	161
Goodwill	1,098	1,091
	$49,635	$47,368
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,404	$3,255
Current portion of debt (Note 7)	329	213
Current portion of lease liabilities	125	127
Current income taxes payable	362	165
	4,220	3,760
Debt (Note 7)	6,529	7,161
Lease liabilities	551	567
QB2 advances from SMM/SC (Note 8)	1,636	1,263
Deferred income tax liabilities	6,724	5,973
Retirement benefit liabilities	407	517
Provisions and other liabilities	3,275	4,354
	23,342	23,595
Equity
Attributable to shareholders of the company	25,438	23,005
Attributable to non-controlling interests	855	768
	26,293	23,773
	$49,635	$47,368

65	Teck Resources Limited 2022 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2022	2021
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,201	6,134
Share repurchases	(161)	–
Issued on exercise of options	260	21
End of period	6,300	6,155

Retained earnings
Beginning of period	16,343	13,410
Profit for the period attributable to shareholders of the company	3,246	565
Dividends paid	(404)	(53)
Share repurchases	(501)	–
Remeasurements of retirement benefit plans	(181)	128
End of period	18,503	14,050

Contributed surplus
Beginning of period	253	242
Share option compensation expense (Note 9(a))	13	13
Transfer to Class B subordinate voting shares on exercise of options	(61)	(5)
End of period	205	250

Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	202	247
Other comprehensive income (loss)	41	(23)
Remeasurements of retirement benefit plans recorded in retained earnings	181	(128)
End of period	424	96

Non-controlling interests
Beginning of period	768	669
Loss for the period attributable to non-controlling interests	(2)	(13)
Other comprehensive income (loss) attributable to non-controlling interests	15	(23)
Contributions from non-controlling interests	118	39
Distributions to non-controlling interests	(44)	(10)
End of period	855	662
Total equity	$26,293	$21,219

66	Teck Resources Limited 2022 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2. On July 26, 2022, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at June 30, 2022, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 16 – Proceeds Before Intended Use

We adopted the amendments to IAS 16, Property, Plant and Equipment on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. We expect these amendments to have an effect on the accounting related to the sale of products during the commissioning phase of QB2.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	IFRS PRONOUNCEMENTS, continued

Amendments to IAS 1 – Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

3.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 10) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended June 30, 2022
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$848	$–	$–	$–	$848
Zinc	96	575	–	–	671
Steelmaking coal	–	–	3,694	–	3,694
Blended bitumen	–	–	–	487	487
Silver	10	93	–	–	103
Lead	2	54	–	–	56
Other	17	116	–	–	133
Intra-segment	–	(205)	–	–	(205)
	$973	$633	$3,694	$487	$5,787

(CAD$ in millions)	Three months ended June 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$727	$–	$–	$–	$727
Zinc	65	355	–	–	420
Steelmaking coal	–	–	1,112	–	1,112
Blended bitumen	–	–	–	164	164
Silver	11	86	–	–	97
Lead	2	44	–	–	46
Other	16	82	–	–	98
Intra-segment	–	(106)	–	–	(106)
	$821	$461	$1,112	$164	$2,558

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	REVENUE, continued
(CAD$ in millions)	Six months ended June 30, 2022
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$1,659	$–	$–	$–	$1,659
Zinc	184	1,432	–	–	1,616
Steelmaking coal	–	–	6,460	–	6,460
Blended bitumen	–	–	–	903	903
Silver	22	194	–	–	216
Lead	3	111	–	–	114
Other	35	212	–	–	247
Intra-segment	–	(396)	–	–	(396)
	$1,903	$1,553	$6,460	$903	$10,819

(CAD$ in millions)	Six months ended June 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$1,409	$–	$–	$–	$1,409
Zinc	129	845	–	–	974
Steelmaking coal	–	–	2,159	–	2,159
Blended bitumen	–	–	–	327	327
Silver	21	180	–	–	201
Lead	4	82	–	–	86
Other	25	160	–	–	185
Intra-segment	–	(236)	–	–	(236)
	$1,588	$1,031	$2,159	$327	$5,105

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	OTHER OPERATING INCOME (EXPENSE)
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021
Settlement pricing adjustments	$(297)	$79	$(116)	$157
Share-based compensation (Note 9(a))	(5)	(33)	(115)	(47)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	71	(61)	153	(15)
Care and maintenance costs	(17)	(16)	(30)	(31)
Social responsibility and donations	(24)	(4)	(37)	(10)
Gain (loss) on sale of assets	2	(3)	–	(3)
Commodity derivatives	(45)	27	4	7
Take or pay contract costs	(10)	(31)	(38)	(50)
Other	(48)	(29)	(77)	(52)
	$(373)	$(71)	$(256)	$(44)

5.	FINANCE EXPENSE
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021
Debt interest	$83	$74	$161	$146
Interest on advances from SMM/SC	15	9	27	17
Interest on lease liabilities	9	8	17	17
Letters of credit and standby fees	8	8	17	19
Accretion on decommissioning and restoration provisions	36	35	74	72
Other	8	9	12	13
	159	143	308	284
Less capitalized borrowing costs	(107)	(91)	(205)	(180)
	$52	$52	$103	$104

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	NON-OPERATING INCOME (EXPENSE)
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2022	2021	2022	2021
QB2 variable consideration to IMSA and ENAMI	$(62)	$(21)	$(161)	$(71)
Loss on debt redemption or purchase	(63)	–	(63)	–
Foreign exchange gains (losses)	36	2	48	(1)
Other	(11)	(1)	(6)	1
	$(100)	$(20)	$(182)	$(71)

7.	DEBT
($ in millions)	June 30, 2022			December 31, 2021
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (a)	$–	$–	$–	$150	$190	$190
3.75% notes due February 2023	108	139	139	108	140	137
3.9% notes due July 2030	550	653	700	550	751	688
6.125% notes due October 2035 (a)	360	495	457	609	1,005	761
6.0% notes due August 2040 (a)	480	624	617	490	795	620
6.25% notes due July 2041 (a)	404	542	516	795	1,349	997
5.2% notes due March 2042	399	473	508	399	602	500
5.4% notes due February 2043	377	458	481	377	586	473
	2,678	3,384	3,418	3,478	5,418	4,366
QB2 project financing facility (b)	2,500	3,265	3,150	2,252	2,929	2,785
Antamina loan agreement (c)	225	290	290	176	223	223
	$5,403	$6,939	$6,858	$5,906	$8,570	$7,374
Less current portion of debt	(255)	(329)	(329)	(168)	(213)	(213)
	$5,148	$6,610	$6,529	$5,738	$8,357	$7,161

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 13).

a)	Note Purchases

In the second quarter of 2022, we purchased US$650 million aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of the notes purchased comprised US$249 million of the 6.125% notes due 2035, US$10 million of the 6.0% notes due 2040, and US$391 million of the 6.25% notes due 2041. The total cost of the purchases, which was funded from cash on hand, including the premiums and accrued interest, was US$703 million. We recorded a pre-tax expense of $63 million in non-operating income (expense) (Note 6) in connection with these purchases.

In the first quarter of 2022, we redeemed the 4.75% notes at maturity for $187 million (US$150 million) plus accrued interest.

71	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	DEBT, continued
b)	QB2 Project Financing Facility

As at June 30, 2022, the US$2.5 billion limited recourse QB2 project financing facility was fully drawn. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on a several basis by Teck and by SMM/SC pro rata to their respective indirect equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca S.A. (QBSA). The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at June 30, 2022 includes $110 million (December 31, 2021 – $88 million) held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

c)	Antamina Loan Agreement

In 2021, Antamina entered into a US$1.0 billion loan agreement which was fully drawn as at June 30, 2022. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

Cash and cash equivalents as at June 30, 2022 includes $34 million (December 31, 2021 – $38 million) held in Antamina. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

d)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. As at June 30, 2022, the facility was undrawn. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings and our sustainability performance. This facility requires that our total net debt-to-capitalization ratio, which was 0.15 to 1.0 at June 30, 2022, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2022, we had $2.2 billion of letters of credit outstanding.

We also had $842 million in surety bonds outstanding as at June 30, 2022 to support current and future reclamation obligations.

8.	QB2 ADVANCES FROM SMM/SC

In the second quarter of 2022, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to an additional US$750 million, under similar terms to the existing subordinated loan facility. All advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at LIBOR plus an applicable margin. As at June 30, 2022, the new subordinated loan facility was undrawn.

As at June 30, 2022, $1.64 billion (US$1.28 billion) was outstanding under the US$1.3 billion existing subordinated loan facility.

72	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	EQUITY
a)	Share-Based Compensation

During the six months ended June 30, 2022, we granted 1,651,410 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $45.76, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $17.13 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	6.1 years
Risk-free interest rate	1.50%
Dividend yield	1.10%
Expected volatility	41%

Share-based compensation expense related to stock options of $7 million and $13 million (2021 – $7 million and $13 million) was recorded for the three and six months ended June 30, 2022, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the six months ended June 30, 2022, we issued 958,480 Units. The total number of Units outstanding at June 30, 2022 was 7,735,531. Share-based compensation related to Units of $2 million recovery and $102 million expense (2021 – $26 million and $34 million expense) was recorded for the three and six months ended June 30, 2022, respectively.

Total share-based compensation expense was $5 million and $115 million (2021 – $33 million and $47 million) (Note 4) for the three and six months ended June 30, 2022, respectively.

b)	Accumulated Other Comprehensive Income

(CAD$ in millions)	June 30, 2022	June 30, 2021
Currency translation differences	$367	$96
Gain on marketable and other equity securities and debt securities (net of tax of $(8) and $2)	57	1
Share of other comprehensive loss of associates and joint ventures	–	(1)
	$424	$96

c)	Dividends

Dividends of $0.125 per share, totalling $67 million, were paid on our Class A common and Class B subordinate voting shares in the second quarter of 2022. Dividends totalling $404 million were paid on our Class A and Class B subordinate voting shares during the six months ended June 30, 2022.

73	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	EQUITY, continued
d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2021, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2021 to November 1, 2022. All purchased shares will be cancelled.

In the first two quarters of 2022, we purchased 13,288,021 Class B subordinate voting shares for $662 million, of which 13,288,021 were cancelled. There were no purchases and no cancellations of Class B subordinate voting shares in 2021.

10.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

	Three months ended June 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$973	$838	$3,694	$487	$–	$5,992
Less: Intra-segment revenue	–	(205)	–	–	–	(205)
Revenue (Note 3)	973	633	3,694	487	–	5,787
Cost of sales	(523)	(477)	(1,158)	(341)	–	(2,499)
Gross profit	450	156	2,536	146	–	3,288
Other operating income (expenses)	(311)	39	(97)	(8)	(99)	(476)
Profit (loss) from operations	139	195	2,439	138	(99)	2,812
Net finance income (expense)	(39)	(10)	(22)	(7)	32	(46)
Non-operating income (expense)	(35)	3	31	1	(100)	(100)
Share of loss of associates and joint ventures	(3)	–	–	–	–	(3)
Profit (loss) before taxes	62	188	2,448	132	(167)	2,663
Capital expenditures	987	65	264	27	3	1,346

74	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	SEGMENTED INFORMATION, continued
	Three months ended June 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$821	$567	$1,112	$164	$–	$2,664
Less: Intra-segment revenue	–	(106)	–	–	–	(106)
Revenue (Note 3)	821	461	1,112	164	–	2,558
Cost of sales	(392)	(400)	(879)	(198)	–	(1,869)
Gross profit (loss)	429	61	233	(34)	–	689
Other operating income (expenses)	41	(18)	(21)	(10)	(142)	(150)
Profit (loss) from operations	470	43	212	(44)	(142)	539
Net finance income (expense)	(27)	(11)	(20)	(6)	13	(51)
Non-operating income (expense)	(25)	–	(1)	–	6	(20)
Share of profit of associates and joint ventures	–	–	–	–	1	1
Profit (loss) before taxes	418	32	191	(50)	(122)	469
Capital expenditures	777	50	378	14	4	1,223

	Six months ended June 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$1,903	$1,949	$6,460	$903	$–	$11,215
Less: Intra-segment revenue	–	(396)	–	–	–	(396)
Revenue (Note 3)	1,903	1,553	6,460	903	–	10,819
Cost of sales	(1,002)	(1,150)	(2,144)	(667)	–	(4,963)
Gross profit	901	403	4,316	236	–	5,856
Other operating income (expenses)	(254)	33	(25)	(12)	(207)	(465)
Profit (loss) from operations	647	436	4,291	224	(207)	5,391
Net finance income (expense)	(74)	(22)	(44)	(13)	58	(95)
Non-operating income (expense)	(127)	2	22	–	(79)	(182)
Share of loss of associates and joint ventures	(1)	–	–	–	–	(1)
Profit (loss) before taxes	445	416	4,269	211	(228)	5,113
Capital expenditures	1,770	108	504	58	6	2,446
Goodwill	396	–	702	–	–	1,098
Total assets	19,795	4,046	18,123	2,821	4,850	49,635

75	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	SEGMENTED INFORMATION, continued
	Six months ended June 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$1,588	$1,267	$2,159	$327	$–	$5,341
Less: Intra-segment revenue	–	(236)	–	–	–	(236)
Revenue (Note 3)	1,588	1,031	2,159	327	–	5,105
Cost of sales	(793)	(845)	(1,730)	(394)	–	(3,762)
Gross profit (loss)	795	186	429	(67)	–	1,343
Other operating income (expenses)	57	(15)	(15)	(17)	(211)	(201)
Profit (loss) from operations	852	171	414	(84)	(211)	1,142
Net finance income (expense)	(54)	(22)	(41)	(13)	28	(102)
Non-operating income (expense)	(85)	–	(4)	–	18	(71)
Share of profit of associates and joint ventures	–	–	–	–	1	1
Profit (loss) before taxes	713	149	369	(97)	(164)	970
Capital expenditures	1,382	87	723	28	6	2,226
Goodwill	380	–	702	–	–	1,082
Total assets	15,545	4,087	17,907	2,639	2,601	42,779

76	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2022, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility were no longer part of the case under CERCLA. In March 2022, the State of Washington was granted leave to amend its claim to seek alleged damages related to air emissions under the Model Toxics Control Act, the State law equivalent of CERCLA. In April 2022, TML filed a motion to dismiss the new air-related claims. Other pre-trial motions are also underway.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022 TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on our balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

77	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

13.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

78	Teck Resources Limited 2022 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2022 and December 31, 2021 are summarized in the following table:

(CAD$ in millions)	June 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$2,158	$–	$–	$2,158	$790	$–	$–	$790
Marketable and other equity securities	40	–	129	169	41	–	47	88
Debt securities	152	–	–	152	104	–	1	105
Settlement receivables	–	1,122	–	1,122	–	1,126	–	1,126
Derivative instruments and embedded derivatives	–	52	–	52	–	78	–	78
	$2,350	$1,174	$129	$3,653	$935	$1,204	$48	$2,187

Financial liabilities
Derivative instruments and embedded derivatives	$–	$155	$–	$155	$–	$158	$–	$158
Settlement payables	–	142	–	142	–	39	–	39
	$–	$297	$–	$297	$–	$197	$–	$197

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

14.	SUBSEQUENT EVENT

On July 20th, 2022 we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint arrangement to advance PolyMet Mining Inc's Northmet Project and Teck's Mesaba mineral deposit. The new joint arrangement will be named NewRange Copper Nickel LLC. Closing of the transaction will be subject to customary closing conditions, including receipt of all required regulatory approvals.

79	Teck Resources Limited 2022 Second Quarter News Release